The Board of Directors of the MP63 Fund Approved the following resolutions at its February 20, 2020 quarterly meeting:

>**RESOLVED,** that the forms and terms and provisions of the Fidelity Bond issued by the Hartford with a term of January 1, 2020 to December 31, 2020, naming the Fund as the insured party, in substantially the form presented at this meeting, or with such changes as the officers of the Fund, with the advice of counsel to the Fund, deem necessary or appropriate, such changes to be conclusively evidenced by the Fidelity Bond as executed by such officers, be and hereby are, approved by the entire Board of Directors and by a separate vote of the majority of the Independent Directors; and it is

>**FURTHER RESOLVED**, that the amount of the Fidelity Bond as presented at this meeting is reasonable, giving due consideration to all relevant factors including, but not limited to, the value of the actual and projected aggregate assets of the Fund, the types and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in or expected to be in the Fund's portfolio, and the total amount of coverage and the premium under the Fidelity Bond as determined by the entire Board of Directors, and by a separate vote of a majority of the Independent Directors; and it is

>**FURTHER RESOLVED**, that subject to the ratification of the Board, the officers of the Fund be, and hereby are, authorized to increase the amount of such Fidelity Bond as may be necessary to satisfy the requirements of rule 17g-1(d) under the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized, empowered, and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to take all actions in connection with Fidelity Bond deemed necessary or advisable to carry out the intent of the forgoing resolutions.



THE HARTFORD ASSET MANAGEMENT CHOICE℠ POLICY DECLARATIONS

Policy Number: 08 DC 0299621-20

NOTICE: THIS POLICY PROVIDES CLAIMS MADE COVERAGE. EXCEPT AS OTHERWISE SPECIFIED HEREIN, COVERAGE APPLIES ONLY TO A CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE. NOTICE OF A CLAIM MUST BE GIVEN TO THE INSURER AS SOON AS PRACTICABLE IN ACCORDANCE WITH THE APPLICABLE NOTICE PROVISIONS. DEFENSE COSTS ARE APPLIED AGAINST THE RETENTION. PAYMENT OF DEFENSE COSTS REDUCES THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

ITEM 1: Named Entity and Address:

MP 63 FUND, INC.
8000 TOWN CENTRE
SUITE 400
BROADVIEW HEIGHTS, OH 44147

ITEM 2: Producer's Name and Address:

80450
THEODORE LIFTMAN INSURANCE INC
101 FEDERAL ST 22ND FLOOR
BOSTON, MA 02110

ITEM 3: Policy Period:

(A) Inception Date: 1/01/20

(B) Expiration Date: 1/01/21

12:01 a.m. local time at the address shown in ITEM 1

ITEM 4: Premium: $7,752.00

ITEM 5: Limit of Liability: 1,000,000 in the aggregate each **Policy Period** and for all Insuring Agreements including **Defense Costs.**

ITEM 6: Coverage Elections: Only those Insuring Agreements and Coverage Extensions that are designated with an "X" are included under this Policy.

INSURING AGREEMENT/COVERAGE EXTENSION	LIMIT OF LIABILITY	RETENTION	PRIOR OR PENDING DATE
☐ A. Investment Adviser Professional Liability	$N/A	$N/A	N/A
☒ B. Registered Fund Liability	$1,000,000	$50,000	01/01/17
☐ Independent Directors Reinstatement	$N/A		
☐ C. Private Fund Liability	$N/A	$N/A	N/A
☐ Independent Directors Reinstatement	$N/A		
☐ D. Investment Adviser Management Liability	$N/A	$N/A	N/A
☐ E. Service Provider Professional Liability	$N/A	$N/A	N/A
☒ Network Security Liability	Refer to Policy	Refer to Policy	01/01/20
☐ Employment Practices Liability (via Endorsement)	$N/A	$N/A	N/A
☐ Third Party Liability	$N/A	$N/A	N/A
☐ Fiduciary Liability (via Endorsement)	$N/A	$N/A	N/A
☐ Kidnap & Ransom/Extortion (via Endorsement)	Refer to Kidnap & Ransom/Extortion Endorsement		
☐ Theft of Data Expenses (via Endorsement)	Refer to Theft of Data Expenses Endorsement		

ITEM 7: Extended Reporting Period:

(A) Duration: 12 MONTHS

(B) Premium*: 150%

*Premium for the Extended Reporting Period elected shall be the indicated percentage of the sum of the annual premium specified in ITEM 4 plus the annualized amounts of any additional premiums charged during the Policy Period. The Extended Reporting Period does not apply to any first party claims under the Policy.

ITEM 8: Endorsements: This Policy includes the following endorsements at issuance:

SEE FORM GU207 (SCHEDULE OF FORMS AND ENDORSEMENTS)

ITEM 9: Address For Notices to Insurer:

      For Claims (Other than Kidnap & Ransom/Extortion Claims):

      Via mail: The Hartford
                  Claims Department
                  Hartford Financial Products
                  277 Park Avenue, 15th Floor
                  New York, NY 10172

      Via Email: HFPClaims@thehartford.com

      Via Fax: (212) 277-0945

      (**Note: For Kidnap & Ransom/Extortion Claims, refer to Kidnap & Ransom/Extortion endorsement**)

      OR

      For other than Claims:

      Via mail: The Hartford
                  Product Services
                  Hartford Financial Products
                  277 Park Avenue, 15th Floor
                  New York, NY 10172

This Policy shall not be valid unless countersigned by the Insurer's duly authorized representative.

ENDORSEMENT

This endorsement, effective on 1/01/20 at 12:01 A.M standard time, forms a part of

Policy No.   08 DC 0299621-20 of the TWIN CITY FIRE INSURANCE CO.

Issued to   MP 63 FUND, INC.

Douglas Elliot

Douglas Elliot, President

SCHEDULE

	RN00N02600	5/93	IN WITNESS PAGE
	AM00H00301	8/15	THE HARTFORD ASSET MANAGEMENT CHOICE POLICY
1	AM00H06700	8/15	STATE AMENDATORY INCONSISTENCY ENDORSEMENT
2	AM00H08800	5/17	REGULATORY COMPLIANCE LOSS MITIGATION SERVICES ADDENDUM
3	AM00H09400	8/18	PLUS ENDORSEMENT
4	AM00H09700	8/18	AMENDED DEFINITION OF CLAIM PLUS ENDORSEMENT
5	AM00H09900	8/18	AMEND DEFINITION OF INVESTMENT ADVISER PROFESSIONAL SERVICES
6	AM00H10600	1/19	NETWORK SECURITY LIABILITY COVERAGE EXTENSION ENDORSEMENT
7	HG00H06802	1/15	CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM
8	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
9	AM34H00400	3/15	OHIO AMENDATORY ENDORSEMENT
10	HR34H00302	4/13	OHIO CANCELLATION AND NONRENEWAL ENDORSEMENT
	HG00H00105	1/15	CONFIRMATION OF ACCEPTANCE OF CERTIFIED ACTS OF TERRORISM
	HG00H12700	7/16	IMPORTANT NOTICE TO POLICYHOLDERS (CYBER LIABILITY COVERAGE)
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE



THE HARTFORD

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY
HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Lisa Levin, Secretary

Douglas Elliot, President

RN 00 N026 00 0593
ILBP 83 01 05 89 RN
08 DC 0299621-20   1/01/20

THE HARTFORD ASSET MANAGEMENT CHOICE℠ POLICY

Table of Contents

NOTICE: THIS POLICY PROVIDES CLAIMS MADE COVERAGE. EXCEPT AS OTHERWISE SPECIFIED HEREIN, COVERAGE APPLIES ONLY TO A CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE. NOTICE OF A CLAIM MUST BE GIVEN TO THE INSURER AS SOON AS PRACTICABLE IN ACCORDANCE WITH THE APPLICABLE NOTICE PROVISIONS. DEFENSE COSTS ARE APPLIED AGAINST THE RETENTION. PAYMENT OF DEFENSE COSTS REDUCES THE LIMIT OF LIABILITY. PLEASE READ THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

In consideration of the payment of the premium, the Insurer and the **Insured(s)** agree as follows:

I.   INSURING AGREEMENTS

With respect to each of the Insuring Agreements selected with an "X" in the **DECLARATIONS** and subject to any applicable limit or retention, the Insurer agrees as follows:

(A) *Investment Adviser Professional Liability*

(1) *Insured Person Coverage*

The Insurer shall pay on behalf of an **Insured Person** of an **Investment Adviser**, **Loss** for which the **Insured Person** is not indemnified by an **Investment Adviser** and which the **Insured Person** has become legally obligated to pay as a result of a **Claim** first made against the **Insured Person**, during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** in such **Insured Person's** performance of or failure to perform **Investment Adviser Professional Services**.

(2) *Insured Person Indemnification Coverage*

The Insurer shall pay on behalf of an **Investment Adviser**, **Loss** for which the **Investment Adviser** grants indemnification to an **Insured Person** of an **Investment Adviser**, and which the **Insured Person** has become legally obligated to pay as a result of a **Claim** first made against the **Insured Person**, during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** in such **Insured Person's** performance of or failure to perform **Investment Adviser Professional Services**.

(3) *Investment Adviser Entity Coverage*

The Insurer shall pay on behalf of an **Investment Adviser**, **Loss** which the **Investment Adviser** has become legally obligated to pay as a result of a **Claim** first made against the **Investment Adviser** during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** in such **Investment Adviser's** performance of or failure to perform **Investment Adviser Professional Services**.

(B) *Registered Fund Liability*

(1) *Insured Person Coverage*

The Insurer shall pay on behalf of an **Insured Person** of a **Registered Fund**, **Loss** for which the **Insured Person** is not indemnified by a **Registered Fund** and which the **Insured Person** has become legally obligated to pay as a result of a **Claim** first made against the **Insured Person**, during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Insured Person.**

(2) *Insured Person Indemnification Coverage*

The Insurer shall pay on behalf of a **Registered Fund**, **Loss** for which the **Registered Fund** grants indemnification to an **Insured Person** of a **Registered Fund**, and which the **Insured Person** has become legally obligated to pay as a result of a **Claim** first made against the **Insured Person**, during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Insured Person**.

(3) *Registered Fund Entity Coverage*

The Insurer shall pay on behalf of a **Registered Fund**, **Loss** which the **Registered Fund** has become legally obligated to pay as a result of:

(a) a **Claim** first made against the **Registered Fund** during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Registered Fund**; or

(b) any **Derivative Investigation Costs** incurred during the **Policy Period** or Extended Reporting Period, if applicable, by or on behalf of the **Registered Fund**, subject to a $500,000 Sublimit of Liability.

(C) *Private Fund Liability*

(1) *Insured Person Coverage*

The Insurer shall pay on behalf of an **Insured Person** of a **Private Fund**, **Loss** for which the **Insured Person** is not indemnified by a **Private Fund** and which the **Insured Person** has become legally obligated to pay as a result of a **Claim** first made against the **Insured Person**, during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Insured Person**.

(2) *Insured Person Indemnification Coverage*

The Insurer shall pay on behalf of a **Private Fund**, **Loss** for which the **Private Fund** grants indemnification to an **Insured Person** of a **Private Fund**, and which the **Insured Person** has become legally obligated to pay as a result of a **Claim** first made against the **Insured Person**, during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Insured Person**.

(3) *Private Fund Entity Coverage*

The Insurer shall pay on behalf of a **Private Fund**, **Loss** which the **Private Fund** has become legally obligated to pay as a result of:

(a) a **Claim** first made against the **Private Fund** during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Private Fund**; or

(b) any **Derivative Investigation Costs** incurred during the **Policy Period** or Extended Reporting Period, if applicable, by or on behalf of the **Private Fund**, subject to a $500,000 Sublimit of Liability.

(D) *Investment Adviser Management Liability*

(1) *Insured Person Coverage*

The Insurer shall pay on behalf of an **Insured Person** of an **Investment Adviser**, **Loss** for which the **Insured Person** is not indemnified by an **Investment Adviser** and which the **Insured Person** has become legally obligated to pay as a result of a **Claim** first made against the **Insured Person**, during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Insured Person**.

(2) *Insured Person Indemnification Coverage*

The Insurer shall pay on behalf of an **Investment Adviser**, **Loss** for which the **Investment Adviser** grants indemnification to an **Insured Person** of an **Investment Adviser**, and which the **Insured Person** has become legally obligated to pay as a result of a **Claim** first made against the **Insured Person**, during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Insured Person**.

(3) *Investment Adviser Entity Coverage*

The Insurer shall pay on behalf of an **Investment Adviser**, **Loss** which the **Investment Adviser** has become legally obligated to pay as a result of:

    (a) a **Claim** first made against such **Investment Adviser** during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Investment Adviser**; or

    (b) any **Derivative Investigation Costs** incurred during the **Policy Period** or Extended Reporting Period, if applicable, by or on behalf of such **Investment Adviser**, subject to a $500,000 Sublimit of Liability.

(E) *Service Provider Professional Liability*

The Insurer shall pay on behalf of a **Service Provider**, **Loss** which the **Service Provider** has become legally obligated to pay as a result of a **Claim** first made against the **Service Provider** during the **Policy Period** or Extended Reporting Period, if applicable, for a **Wrongful Act** by such **Service Provider** in the performance of services rendered in its capacity as such.

Provided, with respect to each of the above Insuring Agreements, as a condition precedent to coverage under this Policy, the **Insureds** shall give the Insurer written notice of any **Claim** as set forth in Section VIII., NOTICE OF CLAIM.

II. DEFINITIONS

The following terms, whether used in the singular or plural, shall have the meanings specified below:

(A) **Administrator** means an entity performing the following administrative functions pursuant to a written contract with an **Registered Fund**:

    (1) printing and distributing reports to shareholders and the Securities and Exchange Commission;

    (2) calculating the **Registered Fund's** net asset value, dividends and capital gains distributions;

    (3) maintaining the **Registered Fund's** books and records;

    (4) selecting any **Custodian** and maintaining records with any **Custodian** for the **Registered Fund**;

    (5) providing a facility for the **Registered Fund** to receive purchase and redemption orders from shareholders;

    (6) providing statistical data to the **Registered Fund**;

    (7) providing budget and control services to the **Registered Fund**;

    (8) providing data processing and clerical support to the **Registered Fund**; and

    (9) maintaining the registration or qualification of the fund shares for sales under state security laws.

(B) **Advisory Board Member** means any non-**Manager** or non-**Employee** natural person who is a past, present or future member of an advisory committee or advisory board of:

    (1) an **Investment Adviser** if a member of such advisory committee or advisory board is entitled to indemnification from the **Investment Adviser**; or

    (2) a **Private Fund** where such advisory committee or advisory board is created pursuant to a limited partnership agreement, membership agreement or equivalent document of the **Private Fund**.

(C) **Application** means any:

    (1) application for this Policy, including any materials or information submitted therewith, which application shall be on file with the Insurer and deemed a part of and attached hereto, as if physically attached hereto;

(2) public documents filed by or on behalf of an **Insured Entity** with the Securities and Exchange Commission or similar foreign regulator in the twelve (12) months immediately preceding the Inception Date of this Policy (including but not limited to an **Insured Entity's** Form ADV); or

(3) application for any policy issued by the Insurer of which this Policy is a renewal or replacement.

(D) **Claim** means any:

(1) written demand for monetary damages or non-monetary relief from any **Insured** commenced by the receipt of such demand, including, without limitation, a demand to toll or waive the running of the statute of limitations;

(2) civil proceeding against any **Insured**, including, without limitation, a civil action, arbitration, or alternative dispute resolution proceeding, commenced by the filing of a summons, complaint, demand for arbitration, request for mediation, or similar document;

(3) administrative or regulatory proceeding against, or investigation of any **Insured** commenced by the filing of a notice of charges or similar document, formal investigative order naming such **Insured**, Wells Notice, or a subpoena from a **Regulatory Authority**, identifying actual or alleged violation of securities or other laws by such **Insured**;

(4) criminal proceeding against any **Insured** commenced by the return of an indictment or the receipt of a letter identifying such **Insured** as the "target" of a grand jury investigation (as defined in Title 9, § 11.151 of the United States Attorneys' Manual);

(5) issuance of a temporary restraining order or preliminary injunction pursuant to Rule 65 of the Federal Rules of Civil Procedure or Section 42(d) of the Investment Company Act of 1940 against an **Insured Person** for violation of the Investment Adviser Act of 1940, the Investment Company Act of 1940, the Securities Act of 1933, or the Securities Exchange Act of 1934; or

(6) **Derivative Action**.

(E) **Computer System** means computer hardware (including laptops, smart phones, memory devices or personal digital assistants), software applications and tools (including licensed software), middleware, **Websites**, and related electronic backup, but only if:

(1) owned or leased, and operated, by the **Insured Entity**; and

(2) connected to the **Insured Entity's** computer network.

(F) **Corporate Manslaughter Act Defense Costs** means **Defense Costs** incurred by a **Manager** that result solely from the investigation and defense of a **Claim** against an **Insured Entity** for violation of the United Kingdom Corporate Manslaughter and Corporate Homicide Act of 2007 or any similar statute in any jurisdiction.

(G) **Crisis Event** means any negative statement that is included in any press release or published by any print or electronic media outlet specifically regarding a **Manager** of an **Insured Entity** made during the **Policy Period** by a **Regulatory Authority**.

(H) **Crisis Management Expenses** means reasonable and necessary fees, costs and expenses of a public relations or crisis management firm retained by a **Manager** within thirty (30) days of a **Crisis Event** solely and exclusively to mitigate any adverse effects specific to a **Manager's** reputation arising out of such **Crisis Event**.

(I) **Custodian** means a bank or other financial institution that keeps custody of stock certificates and other assets of an individual, corporate client or **Registered Fund**.

(J) **Data Privacy Laws** means any Canadian or U.S. federal, state, provincial, territorial and local statutes and regulations governing the confidentiality, control and use of **Non-Public Personal Information** including but not limited to:

(1) Regulation S-ID (Identity Theft Red Flags Rules)

(2) Health Insurance Portability and Accountability Act of 1996;

(3) Gramm-Leach-Bliley of 1999, also known as the Financial Services Modernization Act of 1999;

(4) federal and state consumer credit reporting laws, including but not limited to the Federal Fair Credit Reporting Act and the California Consumer Credit Reporting Agencies Act; or

(5) the Fair and Accurate Credit Transaction Act of 2003.

Data Privacy Laws does not include any foreign law, regulation or statute other than the statutes and regulations of Canada.

(K) **Debtor in Possession** means a "Debtor in Possession" as such term is defined in Chapter 11 of the United States Bankruptcy Code as well as any equivalent status under any similar law.

(L) **Defense Costs** means reasonable and necessary legal fees and expenses, experts' fees, document production fees, the cost of electronic discovery services, the costs of appeal, attachment or similar bonds (provided the Insurer shall have no obligation to furnish such bonds) incurred in the investigation, defense or appeal of a **Claim.**

Defense Costs shall also include:

(1) **Corporate Manslaughter Act Defense Costs**;

(2) **Extradition Costs**; and

(3) **SOX 304 and Dodd Frank 954 Defense Costs**.

Defense Costs shall not include:

(a) salaries, wages, remuneration, overhead or benefit expenses associated with any **Insureds**; or

(b) **Derivative Investigation Costs**.

(M) **Denial of Service** means the inability of an authorized entity to gain access to a Computer System for more than twenty-four (24) hours, to affect trades, transmit e-mail, or otherwise conduct business.

(N) **Derivative Action** means any civil proceeding against a **Manager** (or an **Insured Entity** in their capacity as a nominal defendant) for a **Wrongful Act** of such **Manager** made on behalf of, or in the name or the right of, an **Insured Entity** by any security holder of such **Insured Entity**, in their capacity as such, but only if such proceeding is made without the assistance, participation or solicitation of any **Insured Person**. **Whistle-blowing** alone shall not be deemed solicitation, assistance or participation for purposes of this Section II. DEFINITIONS, (N).

(O) **Derivative Demand** means a written demand by any security holder of an **Insured Entity** upon the board of directors (or equivalent management body) of such **Insured Entity** to commence a civil action on behalf of the **Insured Entity** against any **Manager** of the **Insured Entity** for any actual or alleged wrongdoing on the part of such **Manager**.

(P) **Derivative Investigation Costs** means reasonable and necessary costs, charges, fees and expenses consented to by the Insurer and incurred by the **Insured Entity**, or on behalf of the **Insured Entity** by its board of directors (or equivalent management body) or any committee of the board of directors (or equivalent management body), in connection with an investigation to determine how the **Insured Entity** should respond to a **Derivative Demand** first made during the **Policy Period** or Extended Reporting Period, if applicable, or a **Derivative Action**.

Derivative Investigation Costs shall not include:

(1) salaries, wages, remuneration, overhead or benefit expenses associated with any **Insured Persons**;

(2) costs, charges, fees and expenses (including legal fees and expenses) incurred on or after the date that the **Derivative Action** is brought; or

(3) costs, charges, fees and expenses (including legal fees and expenses) incurred in response to a **Derivative Demand** first made prior to the **Policy Period**.

(Q) **Domestic Partner** means any natural person qualifying as a domestic partner under the provision of any applicable federal, state or local law.

(R) **Employee** means any natural person who is a past, present or future:

(1) employee (other than a **Manager**) of an **Insured Entity**, including any full-time, part-time, volunteer, seasonal and temporary employee; or

(2) independent contractor or industry consultant to an **Insured Entity**, but only if and to the extent that the **Insured Entity** provides indemnification to such natural person.

(S) **Extradition Costs** means reasonable and necessary fees and expenses directly resulting from a **Claim** in which an **Insured Person** lawfully opposes, challenges, resists or defends against any request for the extradition of such **Insured Person** from his or her current country of employ and domicile to any other country for trial or otherwise to answer any criminal accusation, including the appeal of any order or other grant of extradition of such **Insured Person**.

(T) **Financial Insolvency** means the status of an **Insured Entity** as a result of:

(1) the appointment of any conservator, liquidator, receiver, rehabilitator, trustee, or similar official to control, supervise, manage or liquidate such **Insured Entity**; or

(2) such **Insured Entity** becoming a **Debtor in Possession**.

(U) **Identity Theft** means the misappropriation of the **Non-Public Personal Information** of customers or members that is in the **Insured Entity's** care, custody or control or stored in the **Computer System**, which has resulted in, or could reasonably be expected to result in, the wrongful or fraudulent use of such **Non-Public Personal Information**, including but limited to, fraudulently emulating the identity of an individual.

(V) **Independent Director** means:

(1) any past, present, or future director of an **Investment Fund** who is not an "Interested Person" as defined in Section 2(a)(19) of the Investment Company Act of 1940; or

(2) any past, present, or future director of a **Private Fund** who is an "independent director" as defined by Section 303A.02, Independence Test, of the New York Stock Exchange Listed Company Manual, provided that the **Private Fund** is comprised of a majority of directors meeting such definition.

(W) **Insured Entity** means:

(1) regarding any coverage provided under Insuring Agreement (A) and (D), any **Investment Adviser**;

(2) regarding any coverage provided under Insuring Agreement (B), any **Registered Fund**;

(3) regarding any coverage provided under Insuring Agreement (C), any **Private Fund**; or

(4) any entity listed above in its capacity as **Debtor in Possession**.

(X) **Insured Person** means an **Advisory Board Member**, a **Manager** or an **Employee** of an **Insured Entity** in such person's capacity as such.

(Y) **Insured** means:

(1) the **Named Entity**;

(2) any **Insured Person**; or

(3) any **Insured Entity**.

(Z) **Interrelated Wrongful Acts** means **Wrongful Acts** that are based upon, arise out of, directly or indirectly result from, in consequence of, or in any way involve any of the same or related, or series of the same or related, facts, circumstances, situations, transactions, or events whether such **Wrongful Acts** are alleged in a single or multiple **Claim(s)** or against the same or multiple **Insured(s)**.

(AA) **Investment Adviser** means:

(1) the **Named Entity**, if such entity is registered as an investment adviser pursuant to the Investment Advisers Act of 1940;

(2) any entity listed as an **Investment Adviser** by an endorsement to this Policy;

(3) any **Private Entity** registered as an investment adviser with the Securities Exchange Commission pursuant to the Investment Advisers Act of 1940 while the **Private Entity** is under the **Management Control** of the **Named Entity** but solely with respect to **Wrongful Acts** occurring while such **Private Entity** is or was under **Management Control** of the **Named Entity**; or

(4) any **Private Entity** that is a manager of an alternative investment fund within the scope of Directive 2011/61/EU and Commission Delegated Regulation 231/2013/EU, including any amendments thereto as implemented or amended by any statute, regulation, ordinance or like instrument in any jurisdiction in the European Union, while the **Private Entity** is under the **Management Control** of the **Named Entity** but solely with respect to **Wrongful Acts** occurring while such **Private Entity** is or was under **Management Control** of the **Named Entity**.

(BB) **Investment Adviser Professional Services** means:

(1) financial, economic and investment advice rendered in the capacity of an **Investment Adviser** pursuant to a written contract;

(2) investment management services rendered in the capacity of an **Investment Adviser** in connection with (BB)(1), above, including the selection and oversight of investment advisers, placement agents, research consultants and/or other outside service providers;

(3) adherence to regulatory requirements for designing internal policies and procedures in the capacity of an **Investment Adviser** in connection with (BB)(1), above;

(4) adherence to the **Investment Adviser's** privacy policy(ies) intended to protect the **Insured Entity** from **Unauthorized Access or Use** of its **Computer Systems** in connection with (BB)(1), above, if Network Security Liability is selected in **ITEM 6** of the **DECLARATIONS**; or

(5) the organization, formation or capitalization of a **Private Fund** or prospective **Private Fund** and/or the solicitation or sale of any interest(s) in a **Private Fund** or prospective **Private Fund**.

(CC) **Investment Fund** means a **Registered Fund** or **Private Fund**.

(DD) **Loss** means the amount that the **Insureds** are legally obligated to pay as a result of a **Claim**, including but not limited to, **Defense Costs**, damages, settlements, judgments, and pre- and post-judgment interest.

Loss shall include punitive and exemplary, or multiplied damages where insurable by law. The insurability of such damages shall be governed by the laws of any applicable jurisdiction that permits coverage of such damages.

Loss shall include, with respect to Insuring Agreement (B)(2), (B)(3), (C)(2), (C)(3), (D)(2), and (D)(3), plaintiffs' attorney fees and costs included in the settlement or judgment of a **Derivative Action**.

Loss (other than **Defense Costs** resulting therefrom) shall not include:

(1) taxes, fines or penalties other than civil penalties assessed pursuant to Section 2(g)2(B) of the Foreign Corrupt Practices Act (15 U.S.C. § 78dd-2(g)2(B)), or Section 11(1)(a) of the United Kingdom Bribery Act of 2010, Chapter 23, where insurable by law and otherwise covered under this Policy;

(2) matters that may be deemed uninsurable under the law pursuant to which this Policy shall be construed;

(3) the costs incurred by an **Insured** to comply with any order for injunctive or other non-monetary relief, any agreement to provide such relief, or any regulatory or administrative directive;

(4) the return of any fees, commissions, compensation or charges earned by or paid to any **Insured Entity**;

(5) the cost of complying with regulatory guidelines or mandates;

(6) regular or overtime wages, salaries, commissions, benefits, fees or other compensation of an **Insured Person**; or

(7) any amount by which the purchase price or consideration is effectively increased in connection with a **Claim** alleging that the price or consideration paid or proposed to be paid in a transaction involving all or substantially all of the ownership interest in or assets of an entity is inadequate, or for plaintiffs' attorney fees and costs arising out of such **Claim** (other than plaintiffs' attorney fees and costs included in the settlement or judgment of a **Derivative Action**, described above).

Notwithstanding the above, **Loss** shall include and the Insurer shall not assert that the portion of any **Loss** arising out of a **Claim** allocable to any actual or alleged violations of Section 11, 12, or 15 of the Securities Act of 1933, as amended, in connection with an offering of securities by an **Insured Entity,** constitutes uninsurable loss, and subject to all other terms, conditions and exclusions of this Policy, shall treat such actual or alleged violations of Section 11, 12, and 15 as **Loss** under this Policy.

(EE) **Malicious Code** means unauthorized and either corrupting or harmful software code, including but not limited to, computer viruses, Trojan horses, worms, logic bombs, spy-ware, malware or spider ware.

(FF) **Management Control** means owning interests representing more than 50% of the voting, appointment or designation power for the selection of a majority of the Board of Directors of a corporation, the members of the management board of a limited liability company, or the general partners of a limited partnership.

(GG) **Manager** means any natural person who is a past, present or future:

(1) in-house general counsel, in-house chief compliance officer appointed pursuant to Rule 206 (4)-7 under the Investment Advisers Act of 1940 and/or Rule 38a-1 of the Investment Company Act of 1940, duly elected or appointed director, officer, trustee, governor, general partner, managing general partner, venture partner, administrative general partner, or principal;

(2) manager, managing member, member of the board of managers, or management committee member, but solely with respect to a limited liability company; or

(3) an equivalent position of the foregoing in a foreign jurisdiction.

(HH) **Named Entity** shall mean the entity named in **ITEM 1** of the **DECLARATIONS**.

(II) **Network Security Wrongful Act** means an actual or alleged act, error or omission by an **Insured** in connection with the performance of or failure to perform **Investment Adviser Professional Services**, which lead to any of the following as a result of **Unauthorized Access or Use**:

(1) **Denial of Service**;

(2) the inadvertent transmission of a **Malicious Code**; or

(3) **Identity Theft**.

(JJ) **Non-Public Personal Information** means a natural person's information that is designated as private by **Data Privacy Laws** to which the **Insured** is subject.

Non-Public Personal Information does not include information that is lawfully available to the general public.

(KK) **Outside Capacity** means service by any **Insured Persons** as a director, officer, trustee, regent, governor or equivalent executive of an **Outside Entity** with the knowledge and consent of, or at the request of, an **Insured Entity**.

(LL) **Outside Entity** means any:

(1) not-for-profit corporation, community chest, fund or foundation that is not an **Insured Entity** and that is exempt from federal income tax as an organization described in Section 501(c) of the Internal Revenue Code of 1986; or

(2) entity listed as an **Outside Entity** in a written endorsement to this Policy.

(MM)**Policy Period** means the period from the Inception Date to the Expiration Date set forth in **ITEM 3** of the **DECLARATIONS** or any earlier cancellation date.

(NN) **Pollutants** means any solid, liquid, gaseous or thermal irritant or contaminant, including, without limitation, smoke, vapor, soot, fumes, acids, alkalis, chemicals, odors, noise, lead, oil or oil product, radiation, asbestos or asbestos-containing product, waste and any electric, magnetic or electromagnetic field of any frequency. Waste includes, but is not limited to, material to be recycled, reconditioned or reclaimed.

(OO) **Private Entity** means any entity whose equity securities are not registered under the Securities Act of 1933 (or similar foreign law) and have not traded in a public market.

(PP) **Private Fund** means:

(1) the **Named Entity**, if such entity would be an investment company as defined in Section 3 of the Investment Company Act of 1940 but for Section 3(c)(1) or 3(c)(7) of that act, which exists as of the Inception Date of the Policy;

(2) any entity listed as a **Private Fund** by an endorsement to this Policy;

(3) any entity that would be an investment company as defined in the Investment Company Act of 1940 but for Section 3(c)(1) or 3(c)(7) of that act, if sponsored by the **Named Entity** as of the Inception Date of the Policy;

(4) any series or portfolios of (PP)(1), (PP)(2), and (PP)(3), above;

(5) any entity sponsored by the **Named Entity** as of the Inception Date of the Policy whose sole purpose is holding or acquiring on behalf of one or more **Private Funds** debt or equity investments and/or interests in financial derivatives, including any blocker, feeder, or other entity that facilitates the transfer, collection or distribution of funds between or among any **Private Funds**;

(6) any entity designated as a general partner pursuant to a partnership agreement, or similar document, of a **Private Fund** meeting the definitions of (PP)(1) – (5) organized as a limited partnership but solely with respect to its capacity as the general partner of such **Private Fund**;

(7) any entity designated as a managing member pursuant to a limited liability company agreement, or similar document, of a **Private Fund** meeting the definitions of (PP)(1) – (5) organized as a limited liability company but solely with respect to its capacity as a managing member of such **Private Fund**; or

(8) any alternative investment fund within the scope of Directive 2011/61/EU and Commission Delegated Regulation 231/2013/EU, including any amendments thereto as implemented or amended by any statute, regulation, ordinance or like instrument in any jurisdiction in the European Union, if sponsored by the **Named Entity** as of the Inception Date of the Policy.

(QQ) **Registered Fund** means:

    (1) the **Named Entity**, if such entity is an investment company registered under the Investment Company Act of 1940, which exists as of the Inception Date of the Policy;

    (2) any entity listed as a **Registered Fund** by an endorsement to this Policy;

    (3) any investment company that is registered under the Investment Company Act of 1940 that is sponsored by the **Named Entity** as of the Inception Date of the Policy; or

    (4) any series or portfolios of (QQ)(1), (QQ)(2), and (QQ)(3), above.

(RR) **Regulatory Authority** means any federal, state, local, foreign or offshore governmental authority or self-regulatory organization (including but not limited to the Securities and Exchange Commission, the Department of Justice, the Department of the Treasury, the Department of Labor, the U.S. Commodities Futures Trading Commission, the Financial Services Authority, the Financial Industry Regulatory Authority, or any similar authority).

(SS) **Regulatory Event** means a sequence of events where an **Insured**:

    (1) discovers an actual or alleged **Regulatory Violation**;

    (2) self-reports such violation to the Securities and Exchange Commission when it is discovered and prior to:

        (a) a **Whistle-blowing** notice of such violation;

        (b) the discovery of or an inquiry into such violation by a **Regulatory Authority**; or

        (c) such violation resulting in a **Claim**; and

    (3) notices such violation to the Insurer as a **Wrongful Act** that may reasonably be expected to give rise to a **Claim** pursuant to Section VIII. NOTICE OF CLAIM, (B) of this Policy;

(TT) **Regulatory Violation** means a violation of:

    (1) the Investment Adviser Act of 1940 by an **Insured**;

    (2) the Investment Company Act of 1940 by an **Insured**; or

    (3) the Securities Act of 1933 or the Securities Exchange Act of 1934 by an **Investment Fund** and/or its **Insured Persons**.

(UU) **Service Provider** means any entity listed as a **Named Entity** or as an **Insured Entity** in an endorsement to this Policy that provides services as:

    (1) the principal underwriter as defined in the Investment Company Act of 1940;

    (2) a transfer agent that records the original issuance, redemption or transfer of interests in the capital of a **Registered Fund**; or

    (3) an **Administrator**;

to a **Registered Fund** pursuant to a written contract defining the scope of such services.

(VV) **SOX 304 and Dodd Frank 954 Defense Costs** means reasonable and necessary fees, costs and expenses consented to by the Insurer (including the premium or origination fee for a loan or bond), incurred by a **Manager** solely to facilitate the return of amounts required to be repaid by such **Manager** pursuant to Section 304(a) of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

SOX 304 and Dodd Frank 954 Defense Costs do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts requested or required to be repaid by such **Manager** pursuant to the above.

(WW) **Unauthorized Access or Use** means:

(1) the gaining of access to an **Insured Entity's Computer System** by any person who is not authorized to gain such access; or

(2) the use of an **Insured Entity's Computer System** by any **Insured Person** outside the scope of his or her employment.

(XX) **Website** means the software, content and other materials accessible via the internet at a designated Uniform Resource Locator address owned by the **Insured Entity**.

(YY) **Whistle-blowing** means the lawful act (under the Sarbanes-Oxley Act, Dodd-Frank Act, or similar statute) of an **Insured Person**, in which such **Insured Person** provides information, causes information to be provided, or otherwise assists in an investigation regarding any conduct which the **Insured Person** reasonably believes constitutes a violation of any rule or regulation of the Securities and Exchange Commission or any provision of Federal law relating to fraud against shareholders when the information or assistance is provided to, or the investigation is conducted by:

(1) a Federal regulatory or law enforcement agency;

(2) any Member of Congress or any committee of Congress; or

(3) a person with supervisory authority over the **Insured Persons** (or such other person working for the employer who has the authority to investigate, discover, or terminate misconduct).

(ZZ) **Wrongful Act** means:

(1) any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty;

(2) any **Network Security Wrongful Act**, but coverage for **Network Security Wrongful Acts** is only afforded if Network Security Liability coverage is selected in **ITEM 6** of the **DECLARATIONS**; or

(3) solely with respect to any alternative investment fund manager defined under Section II. DEFINITIONS, (AA)(4) of an alternative investment fund defined under

Section II. DEFINITIONS, (PP)(8), any actual or alleged:

(a) acts, errors or omissions resulting in a breach of duty or obligations incumbent upon such alternative investment fund manager;

(b) loss of documents by such alternative investment fund manager evidencing an alternative investment fund's title to investments;

(c) failure to establish, implement and maintain appropriate procedures by such alternative investment fund manager to prevent dishonest, fraudulent or malicious acts arising from **Investment Adviser Professional Services** to an alternative investment fund;

(d) negligent due diligence by such alternative investment fund manager on an investment made on behalf of an alternative investment fund that turned out to be fraudulent;

(e) improperly carried out valuation of assets or calculation of unit/share prices of an alternative investment fund by such alternative investment fund manager; or

(f) acts, errors or omissions by such alternative investment fund manager resulting in a breach of an alternative investment fund's rules or instruments of incorporation.

III. COVERAGE EXTENSIONS

(A) *Spousal Liability Coverage*

Coverage shall apply to the lawful spouse or **Domestic Partner** of an **Insured Person** for a **Claim** made against such spouse or **Domestic Partner**, provided that:

(1) such **Claim** arises solely out of:

(a) such person's status as the spouse or **Domestic Partner** of an **Insured Person**; or

(b) such spouse's or **Domestic Partner's** ownership of property sought as recovery for a **Wrongful Act**;

(2) the **Insured Person** is named in such **Claim** together with the spouse or **Domestic Partner**; and

(3) coverage of the spouse or **Domestic Partner** shall be on the same terms and conditions, including any applicable Retention, as apply to coverage of the **Insured Person** for such **Claim**.

No coverage shall apply to any **Claim** for a **Wrongful Act** of such spouse or **Domestic Partner**.

(B) *Estates and Legal Representatives*

In the event of the death, incapacity or bankruptcy of an **Insured Person,** any **Claim** made against the estate, heirs, legal representatives or assigns of such **Insured Person** for a **Wrongful Act** of such **Insured Person** shall be deemed to be a **Claim** made against such **Insured Person**. No coverage shall apply to any **Claim** for a **Wrongful Act** of such estate, heirs, legal representatives or assigns.

(C) *Automatic Coverage for New Investment Funds*

With respect to Insuring Agreements (B) and (C), any newly-created **Investment Fund** and its **Insured Persons** shall be **Insureds** under this Policy but only with respect to **Wrongful Acts** taking place after such creation.

(D) *Run-off Coverage for Terminated, Liquidated or Divested Funds*

If, prior to or during the **Policy Period**, an **Investment Fund** is no longer sponsored by the **Named Entity**, then coverage shall continue under this Policy for such **Investment Fund** and its **Insured Persons**, but only for a **Wrongful Act** occurring before the change in sponsorship. No coverage shall be available for any **Wrongful Act** occurring after such change.

(E) *Individual Insured Crisis Management Expense Coverage*

Solely with respect Insuring Agreements (A)(1), (B)(1), (C)(1), and (D)(1) and subject to Sublimits of Liability of $100,000 per **Manager** and $500,000 in the aggregate, the Insurer shall pay **Crisis Management Expenses** on behalf of an **Insured Person** who is a **Manager**; provided, however, that such **Crisis Management Expenses** are directly related to a **Claim** and the **Insured Person** has obtained written consent from the Insurer prior to incurring such expenses, which consent shall not be unreasonably withheld.

(F) *Individual Insured Non-Party Witness Expense Coverage*

Solely with respect to Insuring Agreements (A)(1), (B)(1), (C)(1), and (D)(1), the Insurer shall pay on behalf of an **Insured Person** reasonable and necessary legal fees and expenses incurred by such **Insured Person** as a result of any civil, criminal or regulatory proceeding or investigation that is not a **Claim** made against an **Insured** where such **Insured Person** has received a subpoena during the **Policy Period** to serve as a non-party witness in such proceeding or investigation as a result of their capacity as an **Insured Person**; provided, however, that such fees and expenses are reported in writing to the Insurer as soon as practicable upon the knowledge of the **Insured Entity's** risk manager, general counsel, chief executive officer, or functional equivalent; but in no event later than ninety (90) days after the expiration of this Policy or Extended Reporting Period, if applicable.

Notwithstanding the foregoing, coverage provided by this extension shall not include any fees or expenses incurred as a result of any routine or regularly scheduled oversight, compliance, audit, examination or inspection by a **Regulatory Authority**.

Coverage provided under this Section III. COVERAGE EXTENSIONS, (F) shall not increase the Insurer's maximum aggregate Limit of Liability for any single **Claim** or the maximum aggregate amount, as described in Section V. LIMIT OF LIABILITY. Payment of any legal fees and expenses under this extension by the Insurer shall reduce, by the amount of such payment, the Insurer's maximum aggregate Limit of Liability under this Policy.

(G) *Regulatory Investigation Cooperation Expense Reimbursement Coverage*

    (1) If, during the **Policy Period**, the **Insured** has a **Regulatory Event** that subsequently results in a **Claim** and:

        (a) all **Insureds** engage in cooperation with the Securities and Exchange Commission consistent with the favorable behaviors referenced in Section 6.1.1 and Section 6.1.2 of the Enforcement Manual of the Enforcement Division of the Securities and Exchange Commission, including the cited Seaboard Report; and

        (b) such cooperation results in cooperation credit and leniency being recommended and authorized in a settlement agreement with the Securities and Exchange Commission, as evidenced by the settlement or disposition agreements, cooperation agreements, or termination notices;

    then, upon receipt of a final termination notice(s) of the **Claim** that is applicable to all **Insureds** issued by the Securities and Exchange Commission, the Insurer shall credit against the Retention specified in **ITEM 6** of the **DECLARATIONS** any reasonable and necessary legal fees and expenses incurred by the **Insured** to respond to Securities and Exchange Commission inquiries and requests specific to such **Regulatory Violation** from the date the **Regulatory Violation** is self-reported to the Securities and Exchange Commission to the date it resulted in such **Claim**.

    (2) If, during the **Policy Period**, the **Insured** has a **Regulatory Event** that does not result in a **Claim** due to all **Insureds** engaging in cooperation with the Securities and Exchange Commission consistent with the favorable behaviors referenced in Section 6.1.1 and Section 6.1.2 of the Enforcement Manual of the Enforcement Division of the Securities and Exchange Commission, including the cited Seaboard Report, as evidenced by the settlement, disposition or non-prosecution agreements with the Securities and Exchange Commission;

    then, upon receipt of a final termination notice(s) of all inquiries applicable to all **Insureds** relating to the **Regulatory Violation** issued by the Securities and Exchange Commission, the Insurer shall pay excess of the Retention amounts referenced in **ITEM 6** of the **DECLARATIONS** up to a maximum Sublimit of Liability of $1,000,000 for any reasonable and necessary legal fees and expenses incurred by the **Insured** to respond to Securities and Exchange Commission inquiries and requests specific to such **Regulatory Violation** from the date the **Regulatory Violation** is self-reported to the Securities and Exchange Commission to the date of the issuance of the final termination notice. Such sublimit is part of, and not in addition, to the Limit of Liability set forth in ITEM 5 of the **DECLARATIONS**.

(H) *Outside Directorship Liability*

Outside Directorship Liability Coverage is afforded under and subject to the Limit of Liability of Insuring Agreement (D) for any **Wrongful Act** of an **Insured Person** while serving in an **Outside Capacity** subject to the terms and conditions of this Policy. Such coverage shall be specifically excess of any indemnity or insurance available from or provided by the **Outside Entity**.

(I) *Network Security Liability*

If Network Security Liability coverage is selected in **ITEM 6** of the **DECLARATIONS**, coverage is afforded under and subject to the Limit of Liability and Retention of:

(1) Insuring Agreement (A) or Insuring Agreement (E) for any **Claim** brought by or on behalf of a customer, client or a **Regulatory Authority**;

(2) Insuring Agreement (B) or Insuring Agreement (C) for any **Claim** brought by or on behalf of a customer, client, investor, security holder, limited partner, or a **Regulatory Authority**; and

(3) Insuring Agreement (D) for any **Claim**:

   (a) brought by a security holder of an **Investment Adviser**, in their capacity as such, but only if such **Claim** is made without the assistance, participation or solicitation of any **Insured**; or

   (b) that is a **Derivative Action**;

for a **Network Security Wrongful Act** of an **Insured** subject to the terms and conditions of this Policy.

(J) *Independent Director Reinstatement Coverage*

If Independent Director Reinstatement Coverage is selected in **ITEM 6** of the **DECLARATIONS**, then, if there is a full exhaustion of the Limit of Liability stated in **ITEM 5** of the **DECLARATIONS** (the "Original Limit") by reason of payment of **Loss**, the Independent Director Reinstatement Limit of Liability stated in **ITEM 6** of the **DECLARATIONS** shall become effective (the "Reinstated Limit"). The Reinstated Limit shall:

(1) apply to **Loss** covered under Insuring Agreement (B)(1) and (C)(1), for additional unrelated **Claims** against **Independent Directors** only;

(2) be excess of all excess insurance for which this Policy is underlying insurance and available only upon exhaustion of such excess insurance by payment of **Loss**;

(3) not increase the Insurer's maximum aggregate Limit of Liability for any single **Claim**, as described in Section V. LIMIT OF LIABILITY, beyond the Original Limit;

(4) not be available to pay any **Loss** arising from a **Claim** until the Original Limit is exhausted; and

(5) otherwise be subject to the same terms and conditions as the Original Limit.

IV. EXCLUSIONS

(A) The Insurer shall not pay **Loss** for any **Claim**:

(1) for any bodily injury, sickness, disease, death, or for damage to or destruction of any tangible property, including loss of use thereof, provided that this exclusion shall not apply to **Corporate Manslaughter Act Defense Costs**;

(2) based upon, arising from, or in any way related to any prior or pending written demand, suit or proceeding against any **Insured** as of the applicable Prior or Pending Date in **ITEM 6** of the **DECLARATIONS** or based upon the same or any substantially similar fact, circumstance or situation underlying or alleged in such demand, suit or proceeding;

(3) based upon, arising from, or in any way related to any fact, circumstance or situation that, before the Inception Date in **ITEM 3** of the **DECLARATIONS**, was the subject of any notice given under any other insurance policy for which this Policy is a renewal or replacement;

(4) for any:

(a) discharge, dispersal, release, or escape of **Pollutants**, nuclear material, nuclear radiation or nuclear waste or any threat of such discharge, dispersal, release or escape; or

(b) direction, request or voluntary decision to test for, abate, monitor, clean up, remove, contain, treat, detoxify or neutralize **Pollutants**, nuclear material, nuclear radiation or nuclear waste;

provided that this exclusion shall not apply to:

(i) coverage provided under Insuring Agreement (A)(1), (B)(1), (C)(1) and (D)(1);

(ii) **Loss** as a result of any **Claim** brought by a security holder of an **Investment Adviser**, in their capacity as such, if such **Claim** is made without the assistance, participation or solicitation of any **Insured**; or

(iii) any **Derivative Action**;

(5) for any actual or alleged violations of the Employee Retirement Income Security Act of 1974 (ERISA) or any similar law, provided that this exclusion shall not apply to any **Claim** brought by a customer or client of an **Insured Entity**, in such capacity;

(6) by or on behalf of any **Insured**, provided that this exclusion shall not apply to **Loss** as a result of any **Claim**:

(a) that is a **Derivative Action**;

(b) for contribution or indemnification, if the **Claim** directly results from another **Claim** that is otherwise covered under this Policy;

(c) brought by a former **Manager** of the **Insured Entity** who has not served in such capacity for at least two (2) years prior to such **Claim** being made;

(d) brought by or on behalf of an **Investment Fund**, if prior to such **Claim** being made, the **Investment Fund** is advised in a written opinion by independent legal counsel selected by the **Investment Fund** with the consent of the Insurer (such consent shall not be unreasonably withheld), that the failure to bring or maintain such **Claim** would be a breach of a fiduciary duty owed by any **Insured** to such **Investment Fund** or to investors in such **Investment Fund**;

(e) brought against an **Independent Director** or against an **Investment Fund** so long as at least one **Independent Director** remains a co-defendant in such **Claim**;

(f) brought by the examiner, trustee, receiver, liquidator, or creditor(s) committee of the **Insured Entity** or any assignee thereof, or a **Claim** by the **Insured Entity** as Debtor in **Possession** after such examiner, trustee, receiver or liquidator has been appointed, in the event of **Financial Insolvency**, if such **Claim** is made without the solicitation, assistance or active participation of any **Insured Person**;

(g) brought by a court or trustee appointed by the court, in the event that such court takes exclusive jurisdiction or possession of any **Investment Fund** pursuant to Section 42(d) of the Investment Company Act of 1940, if such **Claim** is on behalf of such **Investment Fund** and brought against an **Insured Person** without the solicitation, assistance or active participation of any **Insured Person**. **Whistle-blowing** alone shall not be deemed solicitation, assistance or participation for purposes of this paragraph (A)(6)(g);

(h) brought and maintained in a jurisdiction outside the United States of America or its territories by an **Insured Person** of an **Insured Entity** organized and operating in such jurisdiction, if such **Claim** is brought by such **Insured Person** pursuant to a pleading or procedural requirement of such jurisdiction;

(i) brought by a new general partner or managing member at the direction of or on behalf of the limited partners or members of a **Private Fund** as defined under Definition (PP)(6) or (PP)(7) of this Policy in the event a former general partner or managing member of such **Private Fund** that was under direct or indirect **Management Control** of the **Named Entity**, was involuntarily removed as a general partner or managing member of such **Private Fund** pursuant to the **Private Fund's** partnership or managing agreement and replaced with the aforementioned new general partner or managing member that is not under the direct or indirect control of the **Named Entity**, any **Insured Person** or affiliate; if such **Claim** is brought without the solicitation, assistance or active participation of any **Insured Person**;

    (j) brought by or on behalf of an **Employee** by solely in his or her capacity as a customer or client; or

    (k) brought by or on behalf of an **Advisory Board Member**;

(7) based upon, arising from, or in any way related to any **Insured Person** serving as a director, officer, trustee, regent, governor or equivalent executive or as an employee of any entity other than an **Insured Entity** even if such service is at the direction or request of the **Insured Entity,** provided that this exclusion shall not apply to **Loss** as a result of any **Claim** for a **Wrongful Act** by an **Insured Person** serving in an **Outside Capacity**;

(8) based upon, arising from, or in any way related to false arrest or imprisonment, abuse of process, malicious prosecution, invasion of privacy, trespass, false light, misappropriation of image, infringement of any right of publicity, nuisance or wrongful entry or eviction, assault, battery, loss of consortium, disparagement or defamation (including libel or slander).

Provided however, this exclusion shall not apply to **Loss** as a result of any **Claim**:

    (a) for libel, if such **Claim** arises solely from the **Investment Adviser's** written communications to its clients in the performance of **Investment Adviser Professional Services**; or

    (b) for invasion of privacy covered under Section III. COVERAGE EXTENSIONS, (I) *Network Security Liability,* or Theft of Data Expenses Insuring Agreement, if such coverage is selected in **ITEM 6** of the **DECLARATIONS** but only if such **Claim** arises solely as a result of **Unauthorized Access or Use**;

(9) based upon, arising from, or in any way related to the failure of any **Computer System**, any **Denial of Service**, any transmission of **Malicious Code**, any **Identity Theft**, any **Unauthorized Access or Use**, or any violation of **Data Privacy Laws**; provided, however, that if Network Security Liability coverage is selected in **ITEM 6** of the **DECLARATIONS**, this exclusion shall not apply to coverage provided under Section III. COVERAGE EXTENSIONS, (I) *Network Security Liability*;

(10) for the inability by any bank or banking firm or broker and/or dealer in securities or commodities to make any payment or settle or effect any transaction of any kind; provided, however, this exclusion shall not apply to **Defense Costs**;

(11) based upon, arising from, or in any way related to the rendering of any investment banking services, including but not limited to any advice in connection with corporate mergers, acquisitions, restructurings, divestitures, issuance of securities, syndication or similar activities.

Provided however, that this exclusion shall not apply to **Loss** as a result of a **Claim** brought by a client of an **Investment Adviser** arising from **Investment Adviser Professional Services**, if neither the **Insured** or the client was a party to or a participant in the investment banking transaction;

(12) based upon, arising from, or in any way related to the activities of an **Insureds** as a Broker, Dealer or Underwriter, as those terms are defined in the Securities Act of 1933 and the Securities Exchange Act of 1934.

Provided however, if Insuring Agreement (E) is selected, this exclusion shall not apply thereunder to the distribution, underwriting or resale of securities purchased directly from the **Registered Fund** by any **Service Provider** that is the principal underwriter (as defined in the Investment Company Act of 1940) for resale to any broker or dealer;

(13) based upon, arising from, or in any way related to:

(a) the gaining of any personal profit, remuneration or advantage to which the **Insured(s)** are not legally entitled; provided, however, that this exclusion (13)(a) shall not apply to the portion of **Loss** allocable to actual or alleged violations of Section 11, 12, of 15 of the Securities Act of 1933; or

(b) any deliberately fraudulent or criminal act or omission or any willful violation of law by the **Insured(s)**;

if established by a final, non-appealable adjudication in any underlying proceeding.

With respect to this exclusion, no **Wrongful Act** of any **Insured Person** shall be imputed to any other **Insured Person,** and only the **Wrongful Acts** of the chief executive officer, chief investment officer, chief compliance officer, or functional equivalent shall be imputed to the **Insured Entity**;

(14) solely with respect to an **Investment Adviser** or **Investment Fund**, based upon, arising from, or in any way related to any contract or agreement (other than the organizational documents of such **Investment Adviser** or **Investment Fund**); provided, however, this exclusion shall not apply to:

(a) the performance or failure to perform **Investment Adviser Professional Services**; or

(b) liability that would attach to an **Insured Entity** even in the absence of a contract or agreement.

(B) Solely with respect to Insuring Agreement (D), the Insurer shall not pay **Loss** for any **Claim**:

(1) for which coverage is afforded under another Insuring Agreement or Coverage Extension of this Policy.

Provided, however that this exclusion shall not apply to any **Derivative Action** against an **Investment Adviser** or **Loss** as a result of any **Claim** brought by a security holder of an **Investment Adviser**, in their capacity as such, against such **Investment Adviser**;

(2) based upon, arising from, or in any way related to any discrimination, sexual harassment, or employment-related **Wrongful Act**.

Provided, however that this exclusion shall not apply to any **Derivative Action** against an **Investment Adviser** or **Loss** as a result of any **Claim** brought by a security holder of an **Investment Adviser**, in their capacity as such, against such **Investment Adviser**;

(3) based upon, arising from, or in any way related to the rendering or failure to render professional or other services to any customer or client of an **Investment Adviser**.

Provided, however that this exclusion shall not apply to any **Derivative Action** against an **Investment Adviser** or **Loss** as a result of any **Claim** brought by a security holder of an **Investment Adviser**, in their capacity as such, against such **Investment Adviser**;

(4) based upon, arising from, or in any way related to any public listing or offering of securities of an **Insured Entity** or the purchase or sale of such securities subsequent to such public listing or offering, including any actual or alleged violation of any of the provisions of the Securities Act of 1933, the Securities Exchange Act of 1934, any similar federal, state, provincial or local statutory law, common law or civil law anywhere in the world relating to any such offer, purchase, or sale; or

(5) based upon, arising from, or in any way related to any actual or alleged plagiarism, misappropriation, infringement or violations or copyright, patent, trademark, trade secrets or any other intellectual property rights.

(C) Solely with respect to coverage provided under Section III. COVERAGE EXTENSIONS, (I) *Network Security Liability* (if selected in **ITEM 6** of the **DECLARATIONS**), the Insurer shall not pay **Loss** for any **Claim**:

(1) based upon, arising from, or in any way related to any **Insured's** intentional failure to disclose the loss of **Non-Public Personal Information** arising from a **Network Security Wrongful Act** if any **Insured** was aware of such **Network Security Wrongful Act**;

(2) based upon, arising out of or in any way related to any war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war is declared or not), strike, lock-out, riot, civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power;

(3) based upon, arising out of any electrical or mechanical failures and/or interruption, including but not limited to any electrical disturbance, surge, spike, brownout or blackout; and outages to gas, water, telephone, internet, cable, satellite, telecommunications or other infrastructure;

(4) based upon, arising from, or in any way related to any unsolicited dissemination of information where prohibited by any federal or state anti-spam or do-not-call statutes, and/or any other similar federal or state statute, law or regulation relating to a person's or entity's right of seclusion;

(5) based upon, arising from, or in any way related to any transfer of funds, money or securities; provided, however, this exclusion shall not apply to **Defense Costs**;

(6) based upon, arising out of or in any way related to any intentional or knowing violation of the **Insured's** privacy policy(ies) or employment practices policy(ies), including but not limited to background checks for **Employees** or prospective employees and limiting access to **Non-Public Personal Information**; or

(7) based upon, arising out of or in any way related to any **Network Security Wrongful Act** if the **Insured** had knowledge of an **Unauthorized Access or Use** prior to the Inception Date of the Policy that could reasonably lead to a **Claim**.

With respect to exclusions (C)(6) and (C)(7), no **Wrongful Act** of any **Employee** who acts outside the scope of his or her employment shall be imputed to any other **Insured**;

V. LIMIT OF LIABILITY

(A) The Limit of Liability in **ITEM 5** of the **DECLARATIONS** shall be the maximum aggregate amount that the Insurer shall pay under this Policy under all Insuring Agreements and any extensions thereto combined.

(B) The Limit of Liability for each Insuring Agreement in **ITEM 6** of the **DECLARATIONS** shall be the maximum aggregate amount that the Insurer shall pay under such Insuring Agreement for all **Loss** from all **Claims** covered under such Insuring Agreement or any extension thereto.

(C) Unless otherwise specified by an endorsement to this Policy, all Sublimits of Liability shall be part of, and not in addition to, the maximum aggregate Limit of Liability in **ITEM 5** of the **DECLARATIONS**.

(D) **Defense Costs** shall be part of, and not in addition to, each applicable Limit of Liability in **ITEM 6** of the **DECLARATIONS**. Payment of **Defense Costs** by the Insurer shall reduce each Limit of Liability in **ITEM 6** of the **DECLARATIONS** and the maximum aggregate Limit of Liability in **ITEM 5** of the **DECLARATIONS**.

VI. RETENTION

(A) The Insurer shall pay **Loss** in excess of the Retention applicable to each **Claim** as specified in **ITEM 6** of the **DECLARATIONS**.

(B) The Retention shall be borne by the **Insureds** uninsured at the **Insureds'** own risk.

(C) Any **Defense Costs** incurred by the Insurer shall apply to the Retention. The **Insureds** shall reimburse the Insurer upon request for any amounts paid regarding a **Claim** that are within the applicable Retention for such **Claim.**

(D) If a **Claim** is covered under more than one Insuring Agreement, the applicable Retention for each Insuring Agreement shall be applied separately to such **Claim**, provided that the maximum Retention applied to such **Claim** shall not exceed the highest applicable Retention.

(E) Solely with respect to Insuring Agreement (A)(1), (B)(1), (C)(1), and (D)(1), no Retention shall apply to **Loss** incurred by any **Insured Person** that an **Insured Entity** is not permitted by common or statutory law to indemnify, or while permitted or required by common or statutory law to indemnify, is not able to do so by reason of **Financial Insolvency**.

(F) If an **Insured Entity** is permitted or required by common or statutory law to indemnify an **Insured Person** for any **Loss,** or to advance **Defense Costs** on their behalf, and does not do so other than because of **Financial Insolvency**, Insurer will pay the Retention amounts on behalf of the **Insured Person** after the **Insured Person** has made reasonable efforts to seek indemnification from the **Insured Entity**, and such **Insured Entity** shall reimburse and hold harmless the Insurer for the Insurer's payment or advancement of such **Loss** up to the amount of the Retention that would have applied if such indemnification had been made.

(G) If an **Insured Entity** is unable to indemnify an **Insured Person** for any **Loss**, or to advance **Defense Costs** on their behalf, because of **Financial Insolvency**, then the **Named Entity** shall reimburse and hold harmless the Insurer for the Insurer's payment or advancement of such **Loss** up to the amount of the applicable Retention that would have applied if such indemnification had been made.

(H) Notwithstanding VI.(B) above, if the Insurer's liability under Insuring Agreement (A)(1), (B)(1), (C)(1), or (D)(1) is subject to the Retention pursuant to VI.(F) above, then the Retention may be paid by an insurer pursuant to an excess drop down non-indemnifiable difference in conditions policy written as specific excess insurance to this Policy.

(I) Solely with respect to Insuring Agreement (B)(3), (C)(3), and (D)(3), no Retention shall apply to **Derivative Investigation Costs** incurred by any **Insured Entity**.

VII. DEFENSE AND SETTLEMENT

(A) It shall be the duty of the **Insureds**, and not the Insurer, to defend any **Claim**.

(B) The Insurer shall have the right to effectively associate in the defense of any **Claim**, even if such **Claim** is groundless, false or fraudulent. The Insurer may make any investigation it deems appropriate

(C) The Insurer's defense of any **Claim** shall cease upon exhaustion of any applicable Limit of Liability. If any Limit of Liability is exhausted, the premium for this Policy shall be deemed fully earned.

(D) The **Insureds** shall not admit nor assume any liability, enter into any settlement agreement, stipulate to any judgment, or incur any **Defense Costs** regarding any **Claim** without the prior written consent of the Insurer, such consent not to be unreasonably withheld. The Insurer shall not be liable for any admission, assumption, settlement, stipulation, or **Defense Costs** to which it has not consented.

(E) Upon written request by the **Named Entity** and pursuant to the all other provisions of this Policy, the Insurer shall advance, excess of any applicable Retention, **Defense Costs** on a current basis, but no later than ninety (90) days after the Insurer has received itemized bills for those **Defense Costs**; provided that to the extent it is finally established that any such **Defense Costs** are not covered under this Policy, the **Insureds** shall repay the Insurer such non-covered **Defense Costs**.

(F) The **Insureds** shall give to the Insurer all information and cooperation as the Insurer may reasonably request. The failure of an **Insured Person** to give the Insurer all information and cooperation as the Insurer may reasonably request shall not impair the rights of any other **Insured Person**. With respect to any documents or information that are material to the defense or appeal of any **Claim** and that are protected by the attorney-client privilege, work-product doctrine, or other privileges, the Insurer shall cooperate in good faith with the **Insured** to preserve the privileged status of any such document or information (including by signing a joint defense or similar agreement based upon common interest acceptable to the Insurer and the **Insured**); provided, however, that if there is an adjudication related to the **Claim** that determines that providing such documents or information would cause a loss of any privilege or would cause such documents or information to no longer be protected by work-product doctrine, the **Insured** shall not be required to provide such documents or information, but the **Insured** shall cooperate in good faith with the Insurer to provide the Insurer with comparable documents or information while still preserving the privileged status of (or applicability of work product doctrine to) any such documents or information. The foregoing sentence does not otherwise waive or limit the **Insured's** obligations to cooperate reasonably with the Insurer and to do nothing that may prejudice the

Insurer's position or its potential or actual rights of recovery, whether by subrogation or otherwise, as provided in Section XVI. SUBROGATION.

VIII. NOTICE OF CLAIM

(A) As a condition precedent to coverage under this Policy, the **Insureds** shall give the Insurer written notice of any **Claim** as soon as practicable upon the knowledge of the **Insured Entity's** risk manager, general counsel, chief executive officer, or functional equivalent; provided that such notice shall be given not later than ninety (90) days after the expiration of this Policy or during the Extended Reporting Period, if applicable.

(B) If, during the **Policy Period**, the **Insureds** first become aware of a **Wrongful Act** that may reasonably be expected to give rise to a **Claim**, and, if written notice of such **Wrongful Act** is given to the Insurer during the **Policy Period**, with full particulars including the reasons for anticipating such a **Claim**, the nature and date of the **Wrongful Act**, the identity of the **Insureds** allegedly involved, the alleged injuries or damages sustained, the names of potential claimants, and the manner in which the **Insureds** first became aware of the **Wrongful Act**, then any **Claim** subsequently arising from such **Wrongful Act** shall be deemed to be a **Claim** first made during the **Policy Period** on the date that the Insurer receives the above notice; provided, however, that if such subsequent **Claim** is made:

   (1) during the **Policy Period**, it is noticed in accordance with Section VIII. NOTICE OF CLAIM, (A), above; or

   (2) subsequent to the **Policy Period**, written notice is given to the Insurer within ninety (90) days upon the knowledge thereof of the **Insured Entity's** risk manager, general counsel, chief executive officer, or functional equivalent.

(C) If, during the **Policy Period**, the **Insureds** first become aware of a **Wrongful Act** by an **Insured** in connection with a qui tam complaint filed under seal pursuant to Section 3730 of The False Claims Act (31 U.S.C. § 3730) that was made public during the **Policy Period** and previously unbeknownst to any **Insured** other than the whistle-blower who filed such complaint, then any **Claim** that subsequently arises from such **Wrongful Act** shall be deemed to be a **Claim** first made during this **Policy Period**; provided, however, that such complaint was not the subject of any notice given under any other insurance policy for which this Policy is a renewal or replacement.

IX. EXTENDED REPORTING PERIOD

(A) If this Policy is cancelled or non-renewed for any reason other than non-payment of premium, the **Insureds** shall have the right to elect an extension of time to report **Claims** under this Policy (the "Extended Reporting Period").

(B) To elect the Extended Reporting Period, the **Insureds** shall send a written notice of election of the Extended Reporting Period to the Insurer together with the premium therefore. The right to elect the Extended Reporting Period shall end unless the Insurer receives such notice and premium within thirty (30) days of cancellation or non-renewal. There shall be no right to elect the Extended Reporting Period after such time.

(C) The premium for the Extended Reporting Period shall be that percentage specified in **ITEM 7** of the **DECLARATIONS** of the sum of the annual premium plus the annualized amount of any additional premium charged by the Insurer during the **Policy Period**. Such premium shall be deemed fully earned at the inception of the Extended Reporting Period.

(D) The Extended Reporting Period shall be for the duration specified in **ITEM 7** of the **DECLARATIONS** following the end of the **Policy Period**.

(E) Coverage during the Extended Reporting Period shall apply to **Claims** made for **Wrongful Acts** occurring prior to the earlier of the end of the **Policy Period** or the time of any transaction described in Section XV. CHANGES IN EXPOSURE, (C). No coverage shall apply for any **Wrongful Act** occurring after such time.

(F) There is no separate or additional Limit of Liability for the Extended Reporting Period.

X. INTERRELATIONSHIP OF CLAIMS

All **Claims** based upon, arising from or in any way related to the same **Wrongful Act** or **Interrelated Wrongful Acts** shall be deemed to be a single **Claim** first made on the earliest date that:

(A) any of such **Claims** was first made, regardless of whether such date is before or during the **Policy Period**;

(B) notice of any **Wrongful Act** described above was given to the Insurer under this Policy pursuant to Section VIII. NOTICE OF CLAIM; or

(C) notice of any **Wrongful Act** described above was given under any prior management or professional liability insurance policy, if such notice is accepted under such policy.

XI.   ALLOCATION

(A) If **Loss** is incurred that is partially covered and partially not covered by this Policy, either because a **Claim** includes both covered and uncovered matters or because a **Claim** is made against both covered and uncovered parties, the **Insureds** and the Insurer shall fairly and reasonably allocate such amount between covered and uncovered **Loss**. **Loss** shall be allocated between covered and non-covered **Loss** based upon the relative legal exposure of the parties to such matters.

(B) Notwithstanding the above and solely with respect to Insuring Agreements (A)(1), (B)(1), (C)(1), and (D)(1), if **Loss** is incurred by an **Insured Person** that is partially covered and partially not covered by this Policy because a **Claim** against an **Insured Person** includes both covered and uncovered matters the Insurer shall allocate 100% of **Defense Costs** to covered matters with the remaining **Loss** allocated based upon the relative legal exposure of such matters.

XII.   OTHER INSURANCE

If **Loss** arising from any **Claim** is insured under any other valid and collectible policy or policies, then this Policy shall apply only in excess of the amount of any deductibles, retentions and limits of liability under such other policy or policies, whether such other policy or policies are stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written specifically excess of this Policy by reference in such other policy or policies to this Policy's policy number. This Policy shall be specifically excess of any other valid and collectible insurance pursuant to which any other insurer has a duty to defend a **Claim** for which this Policy may be obligated to pay **Loss**. This Policy shall apply as primary to any personal excess liability insurance purchased by an **Insured Person**.

XIII.   ORDER OF PAYMENT

(A) In the event of **Loss** arising from a **Claim** for which payment is due under the provisions of this Policy but of which **Loss**, in the aggregate, exceeds the remaining available Limit of Liability of the Policy, the Insurer shall, at the written request of the **Named Entity**:

 (1) First pay such **Loss** for which coverage is provided under Insuring Agreement (A)(1), (B)(1), (C)(1), and (D)(1) of the Policy but only with respects to the **Insured Persons**; then,

 (2) to the extent of any remaining portion of the Limit of Liability, pay such **Loss** for which coverage is provided by Insuring Agreement (A)(2), (B)(2), (C)(2), and (D)(2) of the Policy; then,

 (3) to the extent of any remaining portion of the Limit of Liability, pay such **Loss** for which coverage is provided by any other Insuring Agreement of the Policy;

(B) Nothing in this Section XIII. ORDER OF PAYMENT shall be construed to increase the Insurer's Limit of Liability set forth in **ITEM 5** of the **DECLARATIONS**.

XIV.   CANCELLATION

(A) The Insurer may cancel this Policy for non-payment of premium by sending not less than ten (10) days' notice to the **Named Entity**. This Policy may not otherwise be cancelled by the Insurer.

(B) Except as provided in Section XV. CHANGES IN EXPOSURE, (C), the **Insureds** may cancel this Policy by sending written notice of cancellation to the Insurer. Such notice shall be effective upon receipt by the Insurer unless a later cancellation time is specified therein.

(C) If the Insurer cancels this Policy, unearned premium shall be calculated on a pro rata basis. If the **Insureds** cancel this Policy, unearned premium shall be calculated at the Insurer's customary short rates. Payment of any unearned premium shall not be a condition precedent to the effectiveness of a cancellation. The Insurer shall make payment of any unearned premium as soon as practicable.

XV.   CHANGES IN EXPOSURE

(A) *Mergers*

If, during the **Policy Period**, any **Insured Entity** acquires an entity or merges with another entity such that the **Insured Entity** is the surviving entity, then such newly acquired or merged entity and its subsidiaries, managers, directors, officers, and employees shall be **Insureds** to the extent such entities and persons would otherwise qualify as **Insureds** under this Policy, but only for a **Wrongful Act** occurring after such acquisition or merger. No coverage shall be available for any **Wrongful Act** of such **Insureds** occurring before such transaction or for any **Interrelated Wrongful Acts** thereto.

If the fair value of the assets or assets under management of any newly acquired or merged entity exceed 35% of the total assets or assets under management of the **Named Entity** as reflected in its most recent consolidated audited financial statements prior to such merger or acquisition, the **Insureds** shall give the Insurer full details of the transaction in writing as soon as practicable but no later than ninety (90) days after the transaction or the end of the **Policy Period**, whichever is earliest, and the Insurer shall be entitled to impose such additional terms, conditions, and premium as the Insurer, in its absolute discretion, chooses. There shall be no coverage for any newly merged or acquired entity or any of its subsidiaries, managers, directors, officers, or employees unless the **Insureds** comply with the terms of this provision.

(B) *Divestiture or Liquidation of an Insured Entity*

If, during the **Policy Period**, any **Insured Entity** ceases to be under **Management Control** of the **Named Entity**, either because it is sold, liquidated, or otherwise terminated, then coverage shall be available for such **Insured Entity** and its **Insured Persons**, but only for a **Wrongful Act** of such **Insureds** occurring before such transaction. No coverage shall be available for any **Wrongful Act** of such **Insureds** occurring after such transaction.

(C) *Takeover of the Named Entity*

If, during the **Policy Period**:

(1) the **Named Entity** merges into or consolidates with another entity or liquidates such that the **Named Entity** is not the surviving entity; or

(2) more than 50% of the securities representing the right to vote for the **Named Entity's** board of directors or managers is acquired by another person or entity, group of persons or entities, or persons and entities acting in concert,

then coverage shall continue under this Policy, but only for a **Wrongful Act** occurring before such transaction. No coverage shall be available for any **Wrongful Act** occurring after such transaction, regardless of whether such **Wrongful Act** is alleged to be an **Interrelated Wrongful Act**. Upon such transaction, this Policy shall not be cancelled and the entire premium for this Policy shall be deemed fully earned.

The **Insureds** shall give the Insurer written notice of such transaction as soon as practicable, but not later than ninety (90) days after the effective date of such transaction.

XVI.   SUBROGATION

The Insurer shall be subrogated to all of the **Insureds'** rights of recovery regarding any payment of **Loss** by the Insurer under this Policy. The **Insureds** shall execute all papers required and do everything necessary to secure and preserve such rights, including the execution of any documents necessary to enable the Insurer to effectively bring suit in the name of the **Insureds**. The **Insureds** shall do nothing to prejudice the Insurer's position or any potential or actual rights of recovery.

In no event, however, shall the Insurer exercise its rights of subrogation against an **Insured Person** under this Policy unless there is a final and non-appealable adjudication in any underlying proceeding against such I**nsured Person** of a deliberately fraudulent or deliberately criminal act, error or omission, or a final and non-appealable adjudication in any underlying proceeding against such I**nsured Person** of a profit remuneration or financial advantage obtained by such I**nsured Person** as to which he or she was not legally entitled.

Any recovery of **Loss** payment net of expenses received by the Insurer shall contribute to the reinstatement of limits depleted by such **Loss** (the "Subrogation Recovery Limit"). The Subrogation Recovery Limit shall:

(A) not be available to pay any **Loss** arising from a **Claim** until the Original Limit is exhausted;

(B) be excess of all excess insurance for which this Policy is underlying insurance and available only upon exhaustion of such excess insurance by payment of **Loss**;

(C) only be available for **Insured Persons** who were not the target of the Insurer's subrogation action;

(D) not increase the Insurer's maximum aggregate Limit of Liability for any single **Claim**, as described in Section V. LIMIT OF LIABILITY, beyond the Original Limit; and

(E) otherwise be subject to the same terms and conditions as the Original Limit.

XVII. APPLICATION

(A) The Insurer has relied on the accuracy and completeness of the statements, information and representations contained in the **Application**. All such statements, information and representations are the basis of this Policy and are to be considered as incorporated into and constituting a part of this Policy.

(B) In the event the statements, representation or information in the **Application**, including materials submitted or required to be submitted therewith, contain any misrepresentation or omission which materially affects either the acceptance of the risk or the hazard assumed by the Insurer under this Policy:

(1) this Policy shall be void, ab initio, with respect to the **Insured Person(s)** who knew as of the Inception Date of the **Policy Period** the facts that were misrepresented or omitted, whether or not such person knew of such untruthful disclosure in the **Application**. For the purposes of this paragraph, the knowledge of any **Insured** shall not be imputed to any other **Insured Person(s)**; and

(2) this Policy shall be void, ab initio, with respect to the **Insured Entity(ies)** if the chief executive officer, chief investment officer, chief compliance officer or equivalent of the **Named Entity** knew, as of the Inception Date of the **Policy Period**, the facts that were misrepresented or omitted, whether or not such person knew of such untruthful disclosure in the **Application**.

(C) Notwithstanding the foregoing, the Insurer shall not rescind coverage afforded by this Policy under Insuring Agreements (A)(1), (B)(1), (C)(1), and (D)(1) for any reason.

XVIII. ACTION AGAINST THE INSURER

No action shall be taken against the Insurer unless there shall have been full compliance with all the terms and conditions of this Policy.

No person or organization shall have any right under this Policy to join the Insurer as a party to any **Claim** against the **Insureds** nor shall the Insurer be impleaded by the **Insureds** in any such **Claim**.

XIX. ASSIGNMENT

Assignment of interest under this Policy shall not bind the Insurer without its consent as specified in a written endorsement issued by the Insurer to form a part of this Policy.

XX.   BANKRUPTCY OR INSOLVENCY

Bankruptcy or insolvency of any **Insureds** shall not relieve the Insurer of any of its obligations under this Policy.

XXI.   AUTHORIZATION OF THE NAMED ENTITY

The **Named Entity** shall act on behalf of all **Insureds** with respect to all matters under this Policy, including, without limitation, giving and receiving of notices regarding **Claims**, cancellation, election of the Extended Reporting Period, payment of premiums, receipt of any return premiums, and acceptance of any endorsements to this Policy.

XXII. CHANGES

This Policy shall not be changed or modified except in a written endorsement issued by the Insurer to form a part of this Policy.

XXIII. ENTIRE AGREEMENT

This Policy, including the **DECLARATIONS**, **Application** and any written endorsements attached hereto, constitute the entire agreement between the **Insureds** and the Insurer relating to this insurance.

XXIV. NOTICES

(A) All notices to the **Insureds** shall be sent to the **Named Entity** at the address specified in **ITEM 1** of the **DECLARATIONS**.

(B) All notices to the Insurer shall be sent to the address specified in **ITEM 9** of the **DECLARATIONS**. Any such notice shall be effective upon receipt by the Insurer at such address.

XXV. HEADINGS

The headings of the various sections of this Policy are intended for reference only and shall not be part of the terms and conditions of coverage.

XXVI. REFERENCES TO LAWS

(A) Wherever this Policy mentions any law, including, without limitation, any statute, act or code of the United States of America, such mention shall be deemed to include all amendments of, and all rules or regulations promulgated under, such law.

(B) Wherever this Policy mentions any law or laws, including, without limitation, any statute, act or code of the United States of America, and such mention is followed by the phrase "or any similar law", such phrase shall be deemed to include all similar laws of all jurisdictions throughout the world, including, without limitation, statutes and any rules or regulations promulgated under such statutes as well as common law.

XXVII.COVERAGE TERRITORY

Coverage under this Policy applies worldwide.

ENDORSEMENT NO:1

This endorsement, effective 12:01 am, 1/01/20 **forms part of policy number** 08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

STATE AMENDATORY INCONSISTENCY ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD ASSET MANAGEMENT CHOICE^{sm} POLICY

In the event that there is an inconsistency between (i) the terms and conditions that are required to meet minimum standards of a state's law (pursuant to a state amendatory endorsement attached to this Policy) and (ii) any other term or condition of this Policy, it is understood and agreed that, where permitted by law, the Insurer shall apply those terms and conditions of (i) or (ii) that are more favorable to the **Insured**.

All other terms and conditions remain unchanged.

Douglas Elliot, President

This endorsement, effective 12:01 am, 1/01/20 **forms part**
of policy number   08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REGULATORY COMPLIANCE LOSS MITIGATION SERVICES ADDENDUM

This addendum is to:

THE HARTFORD ASSET MANAGEMENT CHOICE^{sm} **POLICY**

I.   To assist the **Named Entity** in reducing its exposure to covered **Loss** under this Policy, the Insurer has agreed to contribute to the cost incurred by the **Named Entity** for retaining:

   (A) a regulatory compliance consulting firm to provide regulatory compliance mock examination services for the benefit of an **Insured Entity**; provided, however, that such services are:

   (1) in the form of a mock regulatory examination,

   (2) provided by a regulatory compliance consulting firm to which the Insurer has granted prior written consent (such consent not to be unreasonably withheld), and

   (3) concluded during the **Policy Period**.

   (B) a regulatory compliance consulting firm or law firm to provide assistance to the **Insured**, during a **Regulatory Examination**, in the mitigation of any actual or potential effects of any adverse results of such **Regulatory Examination**, including assistance in preparing and providing a written response to a deficiency letter issued by The Office of Compliance Inspections and Examinations (OCIE) of the Securities and Exchange Commission (SEC) to an **Insured Entity**; provided, however, that:

   (1) such assistance is provided by a regulatory compliance consulting firm or law firm to which the Insurer has granted prior written consent (such consent not to be unreasonably withheld), and

   (2) the **Insured Entity's** written response to the written communication from OCIE conveying the results of the **Regulatory Examination** is dated and issued during the **Policy Period**.

   Such contribution shall take the form of a return premium of fifty percent (50%) of the cost(s), in any combination, of the foregoing; provided, however, such contribution to cost shall be subject to a maximum amount per **Policy Period** of the lesser of either (i) ten percent (10%) of the annual premium charged for this Policy or (ii) $10,000.

II. Solely for the purpose of this endorsement, **"Regulatory Examination"** means an industry examination, industry audit or industry inspection of an **Insured Entity's** records conducted by OCIE pursuant to the directives of the SEC's National Exam Program.

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

This endorsement, effective 12:01 am, 1/01/20   **forms part**
of policy number   08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PLUS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD ASSET MANAGEMENT CHOICE^{sm} POLICY

I.   Section II. DEFINITIONS is amended as follows:

Application
Definition (C) is amended by deleting sub-paragraph (3).

Corporate Manslaughter Act Defense Costs
Definition (F) is deleted and replaced with the following:

(F) **Corporate Manslaughter Act Defense Costs** means **Defense Costs** incurred by an **Insured** that result solely from the investigation and defense of a **Claim** against an **Insured** for violation of the United Kingdom Corporate Manslaughter and Corporate Homicide Act of 2007 or any similar statute in any jurisdiction.

Crisis Management Expenses
Definition (H) is amended by deleting the phrase "and necessary".

Defense Costs
Definition (L) is amended by deleting the first paragraph and replacing it with the following:

Defense Costs means reasonable legal fees, costs and expenses, experts' fees, document production fees, the cost of electronic discovery services, the costs of appeal, attachment or similar bonds (provided the Insurer shall have no obligation to furnish such bonds) incurred in the investigation, defense or appeal of a **Claim**.

Derivative Investigation Costs
Definition (P) is amended by deleting the phrase "and necessary".

Domestic Partner
Definition (Q) is deleted and replaced with the following:

(Q) **Domestic Partner** means any natural person qualifying as a domestic partner under the provision of any applicable federal, state or local law or similar foreign law.

Employee
Definition (R) is amended by deleting sub-paragraph (2) and replacing it with the following:

(2) independent contractor, leased employee, or industry consultant to an **Insured Entity**, but only if and to the extent that the **Insured Entity** provides indemnification to such natural person.

Extradition Costs
Definition (S) is amended by deleting the phrase "and necessary".

Investment Advisor Professional Services
Definition (BB) is amended as follows:

- Sub-paragraph (2) is deleted and replaced with the following:

  (2) investment management services, administrative services, portfolio management services, or asset allocation services rendered in the capacity of an **Investment Adviser** in connection with (BB)(1), above, including:

    (a) the selection and oversight of investment advisers, investment companies or funds, placement agents, research consultants and/or other outside service providers; or

    (b) the solicitation of actual or potential customers; or

    (c) acts performed for the purpose of effecting change or influencing the control of a **Portfolio Company**, including activities:

      (i) that require the **Investment Adviser** to file a Schedule 13D, or similar filing with the U.S. Securities and Exchange Commission;

      (ii) that require the **Investment Adviser** to file an HSR Form with the U.S. Federal Trade Commission and U.S. Department of Justice (pursuant to the Hart-Scott-Rodino Act);

      (iii) as a **Controlling or Selling Shareholder**;

      (iv) as a **Fiduciary**; or

      (v) as a member of a creditors' committee.

- Sub-paragraph (5) is deleted and replaced with the following:

  (5) the actual or proposed creation, formation, establishment, organization or capitalization by an **Insured** of an **Investment Fund**, **Investment Holding Company** or **Unaffiliated Investment Holding Company**, including the solicitation of any interest(s) in an **Investment Fund, Investment Holding Company** or **Unaffiliated Investment Holding Company**, or proposed **Investment Fund**, **Investment Holding Company** or **Unaffiliated Investment Holding Company**;

- The following sub-paragraphs are added:

  (6) any advice or services provided by an **Insured** in connection with (BB)(1) above for or on behalf of an **Investment Fund**, **Investment Holding Company** or **Unaffiliated Investment Holding Company**, including the operation, management or dissolution by an **Insured** of any **Investment Fund**, **Investment Holding Company** or **Unaffiliated Investment Holding Company**;

  (7) in connection with (BB)(1) above, the actual or proposed acquisition or disposition by an **Insured** of any assets, partnership interests, securities or subsidiaries of an **Investment Holding Company**, **Unaffiliated Investment Holding Company** or **Portfolio Company**;

  (8) any advice or services (other than tax, accounting or legal services for a fee) provided by an **Insured** in connection with (BB)(1) above for or on behalf of any **Portfolio Company**, including advice or services provided by an **Insured** in connection with a **Portfolio Company's** capital structure, sale of assets, stock issuance, contemplated financing or capitalization, internal controls, legal compliance programs, software and/or hardware systems, hiring of experts, marketing policies, or financial reporting or risk management programs; or

  (9) the liquidation or closure by an **Insured** of a **Portfolio Company**; or

(10) the publication of written material, whether in tangible or electronic format, in connection with (BB)(1) above.

Loss
Definition (DD) is amended as follows:

- The following is added to the first paragraph:

  Loss shall include that portion of any settlement or judgment which represents any claimant's attorneys' fees and expenses.

- The second paragraph is deleted and replaced with the following

  Loss shall include punitive or exemplary damages or the multiple portion of any multiplied damage award unless such damages are uninsurable pursuant to applicable law. Notwithstanding (DD)(2) below, the insurability of such punitive or exemplary damages or the multiple portion of any multiplied damage award shall be governed by the laws of any applicable jurisdiction that is the most favorable law permitting coverage of such damages, without regard to conflict of laws principles.

- Item (1) of the fourth paragraph is deleted and replaced with the following:

  (1) taxes, fines or penalties, other than:

  (a) civil fines or penalties pursuant to Section 2(g)2(B) of the Foreign Corrupt Practices Act (15 U.S.C. § 78dd-2(g)2(B)), or Section 11(1)(a) of the United Kingdom Bribery Act of 2010, Chapter 23, and for an unintentional and non-willful violation of any federal, state, local or foreign law, including without limitation any such fines or penalties described in Section 308 of the Sarbanes-Oxley Act of 2002, where insurable by law and otherwise covered under this Policy; and

  (b) **Excessive or Unnecessary Taxes** imposed on a customer, client or investor of an **Insured Entity** so long as such **Excessive or Unnecessary Taxes** are part of a settlement or judgment against the **Insured** for which such **Insured** is legally liable;

- Item (2) of the fourth paragraph is deleted and replaced with the following:

  (2) matters uninsurable under the law pursuant to which this Policy shall be construed, provided, however, the Insurer shall not assert that the portion of any **Loss** arising out of a **Claim** allocable to any actual or alleged violations of Section 11, 12, or 15 of the Securities Act of 1933, as amended, constitute uninsurable loss, and subject to all other terms, conditions and exclusions of this Policy, shall treat such actual or alleged violations of Section 11, 12, and 15 as **Wrongful Acts** under this Policy pursuant to the laws of any applicable jurisdiction that does not prohibit coverage for such actual or alleged violations of Section 11, 12, and 15.

  In addition, the Insurer shall not assert as its sole basis that an **Insured's** payment of any restitution or disgorgement for which the **Insured** is held legally liable as part of a settlement of or judgment in a **Claim** made by any **Regulatory Authority** constitutes uninsurable disgorgement or restitution unless an **Insured** or any of its affiliates, owners or interest holders was the beneficiary or recipient of such amounts subject to the restitution or disgorgement.

- Sub-paragraph (7) of the fourth paragraph is amended by deleting the language in parenthesis.
- The last paragraph is deleted.

Management Control
Definition (FF) is deleted and replaced with the following:

(FF) **Management Control** means:

(1) owning interests or having rights representing more than 50% of the voting, appointment or designation power for the selection of a majority of the Board of Directors of a corporation, the members of the management board of a limited liability company, or the general partners of a limited partnership; or

(2) having the right, pursuant to a written contract or the by-laws, charter, operating agreement, partnership agreement or similar documents of an entity, to control the operation of such entity.

Manager
Definition (GG) is amended by deleting the phrase "appointed pursuant to Rule 206 (4)-7 under the Investment Advisers Act of 1940 and/or Rule 38a-1 of the Investment Company Act of 1940".

Outside Capacity
Definition (KK) is delete and replaced by the following:

(KK) **Outside Capacity** means service by an **Insured Person** as a:

(1) member of the Board of Directors, member of the Board of Managers, trustee, officer or board observer of an **Outside Entity**; or

(2) member of an advisory board or committee created pursuant to a limited partnership agreement or limited liability company agreement, equivalent documents, or resolutions of an **Outside Entity**; or

(3) general partner, managing partner, managing member, member of the board of managers or management committee member of an **Unaffiliated Investment Holding Company**;

or the functional equivalent position in the event such **Outside Entity** or **Unaffiliated Investment Holding Company** is incorporated outside the United States or is a debtor in possession, as such term is defined in Chapter 11 of the United States Bankruptcy Code as well as any legal equivalent; provided that an **Insured Person** is only deemed to be serving or deemed to have served in an **Outside Capacity** while such entity qualifies or qualified as an **Outside Entity** or **Unaffiliated Investment Holding Company**, such service is or was at the request or direction of the **Insured Entity**, and such **Insured Entity** agreed to indemnify such person for any service in such capacity

Outside Entity
Definition (LL) is amended by the addition of the following:

Outside Entity also means a **Portfolio Company**. An **Outside Entity** is not an **Insured Entity**.

Private Fund
Definition (PP) is amended as follows:

● Paragraph (5) is deleted and replaced with the following:

  (5) **Investment Holding Company**;

● Paragraphs (6) and (7) are amended by deleting the phrase "meeting the definitions of (PP)(1) – (5)" and replacing it with "meeting the definitions of (PP)(1) – (5) and (PP)(8)";
● By the addition of the following.

  Provided, however, that any entity meeting the definitions of (PP)(2) – (8) shall be deemed a **Private Fund** only while such entity was or is under the **Management Control** of an **Insured Entity** (other than a **Private Fund**).

SOX 304 and Dodd Frank 954 Defense Costs
Definition (VV) is amended by deleting the phrase "and necessary".

Wrongful Act
Definition (ZZ) is amended as follows:

- Sub-paragraph (1) is amended by deleting the word "act" and replacing it with "act (including aiding and abetting)";
- Sub-paragraphs (3)(a) and (3)(f) are amended by deleting the word "acts" and replacing it with "acts (including aiding and abetting)"; and
- By the addition of the following:

> **Wrongful Act** also means any actual or alleged:
>
> (1) with respect to an **Insured Person**, matter claimed against an **Insured Person** solely by reason of serving in such capacity or their status as such, including in an **Outside Capacity**; and
>
> (2) in connection with **Investment Advisor Professional Services**, error, misstatement, misleading statement, act, omission, neglect or breach of duty by a natural person or entity for whose acts an **Insured Entity** is legally liable, in a matter claimed against any **Insured Entity** solely by reason of its status as such.

II. Section II, DEFINITIONS, is amended by the addition of the following:

Controlling or Selling Shareholder means any **Insured** who:

(1) is or alleged to be a "controlling person" (pursuant to Section 15 of the Securities Act of 1933, as amended or Section 20(a) of the Securities Exchange Act of 1934, as amended) of a **Portfolio Company**; or

(2) acts in the capacity of a selling shareholder (pursuant to Section 12 of the Securities Act of 1933) of a **Portfolio Company**.

Excessive or Unnecessary Taxes means any taxes that would have been avoided but for the **Wrongful Act** by an **Insured.**

Fiduciary means any **Insured** who acts in the capacity as a fiduciary pursuant to the Employee Retirement Income Security Act of 1974 (ERISA), as amended, or any similar law.

Investment Holding Company means any entity, including but not limited to any blocker, feeder or other acquisition vehicle, while such entity was or is under the **Named Entity's** direct or indirect **Management Control,** formed by an **Insured Entity** for the purpose of facilitating the transfer, collection or distribution of funds for or on behalf of an **Investment Fund**, or holding or acquiring for or on behalf of an **Investment Fund**:

(1) an interest in a **Portfolio Company**;

(2) debt or equity investments; or

(3) interests in financial derivatives whether such interest is held directly or indirectly through one or more other **Investment Holding Companies** or one or more **Unaffiliated Investment Holding Companies.**

Notice Manager means the Managing General Partner, Chief Financial Officer, In-House General Counsel, Risk Manager, Head of Human Resources, or the functional equivalent of any of the aforementioned, of the **Named Entity**; provided, however, that if any "Notice Manager Titles" are listed below, the phrase "Managing General Partner, Chief Financial Officer, In-House General Counsel, Head of Human Resources," of this definition shall be deemed deleted and replaced by such "Notice Manager Titles".

"Notice Manager Titles":

1.	3.
2.	4.

Portfolio Company means:

(1) any entity, including a pooled investment vehicle (other than an **Investment Fund**, **Investment Holding Company**, or **Unaffiliated Investment Holding Company**), while an **Investment Fund** directly, or indirectly through an **Investment Holding Company** or **Unaffiliated Investment Holding Company**, has, had or proposes to have an ownership or investment interest in such entity's debt, equity securities or partnership interests; and

(2) any other entity while an entity described in paragraph (1) of this definition owns or owned more than 50% of the voting, appointment or designation power for the selection of a majority of the Board of Directors of such other entity.

Portfolio Company Indemnification and Insurance means:

(1) any valid and collectible insurance available from an **Outside Entity** or **Unaffiliated Investment Holding Company** to an **Insured Person** by reason of such **Insured Person** serving in a **Outside Capacity** for or on behalf of such **Outside Entity** or **Unaffiliated Investment Holding Company**; and

(2) any indemnification which an **Outside Entity** or **Unaffiliated Investment Holding Company** is legally permitted or required to provide its members of the Board of Directors, members of the Board of Managers, trustees, officers, board observers, advisory board or committee members, general partners, managing members, or the functional equivalent (including, without limitation, to any **Insured Person** as the indemnitor of first resort, pursuant to any relevant agreements between an **Insured Entity** and an **Outside Entity** or **Unaffiliated Investment Holding Company**), except to the extent that such **Outside Entity** or **Unaffiliated Investment Holding Company** fails to provide such indemnification as a result of:

    (a) the appointment of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to control, supervise, manage or liquidate the **Outside Entity** or **Unaffiliated Investment Holding Company**; or

    (b) becoming a debtor in possession as such term is defined in Chapter 11 of the United States Bankruptcy Code as well any equivalent status pursuant to any similar law;

Unaffiliated Investment Holding Company means an entity, including, but not limited to, a holding company or other acquisition vehicle, formed to hold a direct interest in a **Portfolio Company**, provided an **Investment Fund** owns an equity interest in such entity and an **Insured Entity** does not have **Management Control.** An **Unaffiliated Holding Company** is not an **Insured Entity**.

III.   Section III. COVERAGE EXTENSIONS is amended as follows:

● Coverage Extension (A), *Spousal Liability Coverage*, is deleted and replaced with the following:

  (A) *Spousal Liability Coverage*

    Coverage shall apply to the lawful spouse or **Domestic Partner** of an **Insured Person** for a **Claim** made against such spouse or **Domestic Partner**, provided that:

    (i) such **Claim** arises solely out of:

      (a) such person's status as the spouse or **Domestic Partner** of an **Insured Person**; or

      (b) such spouse's or **Domestic Partner's** ownership of property sought as recovery for a **Wrongful Act** by an **Insured Person**; and

    (2) coverage of the spouse or **Domestic Partner** shall be on the same terms and conditions, including any applicable Retention, as apply to coverage of the **Insured Person** for such **Claim**.

    No coverage shall apply to any **Claim** for a **Wrongful Act** of such spouse or **Domestic Partner**.

● Coverage Extension (E), *Individual Insured Crisis Management Expense Coverage*, is deleted and replaced with the following:

  (E) *Individual Insured Crisis Management Expense Coverage*

    Solely with respect Insuring Agreements (A)(1), (A)(2), (B)(1), (B)(2), (C)(1), (C)(2), (D)(1) and (D)(2) and Subject to Sublimits of Liability of $100,000 per **Manager** and $500,000 in the aggregate, the Insurer shall pay **Crisis Management Expenses** on behalf of an **Insured Person**; provided, however, that such **Crisis Management**

Expenses are directly related to a **Claim** and the **Insured Person** has obtained written consent from the Insurer prior to incurring such expenses, which consent shall not be unreasonably withheld.

- Coverage Extension (F), *Individual Insured Non-Party Witness Expense Coverage*, is amended be deleting the first paragraph and replacing it with the following:

  Solely with respect to Insuring Agreements (A)(1), (A)(2), (B)(1), (B)(2), (C)(1), (C)(2), (D)(1), and (D)(2), the Insurer shall pay on behalf of an **Insured Person** reasonable legal fees and expenses incurred by such **Insured Person** as a result of any civil, criminal or regulatory proceeding or investigation that is not a **Claim** made against an **Insured** where such **Insured Person** has received a subpoena during the **Policy Period** to serve as a non-party witness in such proceeding or investigation as a result of their capacity as an **Insured Person**; provided, however, that such fees and expenses are reported in writing to the Insurer as soon as practicable upon the knowledge of the **Insured Entity's** risk manager, general counsel, chief executive officer, or functional equivalent; but in no event later than ninety (90) days after the expiration of this Policy or Extended Reporting Period, if applicable.

IV. Coverage Extension (H), *Outside Directorship Liability* is deleted and replaced with the following:

(H) *Outside Directorship Liability*

(1) Outside Directorship Liability Coverage is afforded under and subject to the Limit of Liability of Insuring Agreement (D) for any **Wrongful Act** of an **Insured Person** while serving in an **Outside Capacity** subject to the terms and conditions of this Policy. Such coverage shall be specifically excess of, and will not contribute with, any **Portfolio Company Indemnification and Insurance**.

If a **Portfolio Company** or **Unaffiliated Investment Holding Company**:

(a) refuses in writing, or fails within 90 days to indemnify an **Insured Person** for **Loss** arising from a **Claim** against the **Insured Person** while serving in a **Portfolio Company Capacity** due to:

(i) such indemnification being prohibited by law;

(ii) the appointment of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to control, supervise, manage or liquidate the **Portfolio Company** or **Unaffiliated Investment Holding Company**; or

(vi) the **Portfolio Company** or **Unaffiliated Investment Holding Company** becoming a debtor in possession as such term is defined in Chapter 11 of the United States Bankruptcy Code as well any equivalent status pursuant to any similar law; and

(b) refuses in writing to make available to an **Insured Person** any valid insurance after reasonable efforts of such **Insured Person** to secure such valid insurance for **Loss** arising from a **Claim** against the **Insured Person** while serving in a **Portfolio Company Capacity**;

then upon the **Insured Person** reporting the **Claim** pursuant to Section VII. NOTICE OF CLAIM, any coverage available for such **Loss** shall apply on a primary basis subject to the terms and conditions of this Policy.

(2) Solely with respect to this Coverage Extension (H), no Retention shall apply.

V. Section IV. EXCLUSIONS, Sub-section (A) (exclusions applicable to all Insuring Agreements), is amended as follows:

Prior Notice
Exclusion (A)(3) is deleted and replaced with the following:

(3) based upon, arising from, or in any way related to any fact, circumstance or situation that, before the Inception Date in **ITEM 3** of the **DECLARATIONS**, was the subject of any notice of claim or notice of potential claim or

circumstance given and accepted under any other directors and officers, management, professional, employment practices, fiduciary, cyber or similar liability insurance policy;

Pollution
Exclusion (A)(4) is amended as follows:

- Sub-paragraph (ii) is amended by deleting the phrase "security holder of an **Investment Advisor**" and replacing it with "security holder of an **Insured Entity** or **Portfolio Company**"; and
- By the addition of the following:

    This exclusion shall also not apply to a **Claim** brought on behalf of a **Portfolio Company** by a security holder of a **Portfolio Company** derivatively if such **Claim** is made without the assistance, participation or solicitation of any **Insured**

ERISA
Exclusion (A)(5) is deleted and replaced with the following:

(5) for any actual or alleged violations of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, or any similar law, but solely with respect to any past or present retirement or benefit plan sponsored by an **Insured Entity**;

Insured vs Insured
Exclusion (A)(6) is deleted and replaced with the following:

(6) by or on behalf of an **Insured Entity** against any:

   (a) other **Insured Entity**; or

   (b) **Insured Person**;

   provided that this Exclusion shall not apply to **Loss** as a result of any **Claim** brought:
   (i) as a **Derivative Action**;

   (ii) after such **Insured Person** has not served in the capacity as such for at least 365 consecutive days;

   (iii) by or on behalf of an **Investment Fund**, if prior to such **Claim** being made, the **Investment Fund** is advised in a written opinion by independent legal counsel selected by the **Named Entity** with the consent of the Insurer (such consent shall not be unreasonably withheld), that the failure to bring or maintain such **Claim** would be a breach of a fiduciary duty owed by any **Insured** to such **Investment Fund** or to investors in such **Investment Fund**;

   (iv) brought against an **Independent Director** or against an **Investment Fund** so long as at least one **Independent Director** remains a co-defendant in such **Claim**;

   (v) brought by the examiner, trustee, receiver, liquidator, or creditor(s) committee of the **Insured Entity** or any assignee thereof, or a **Claim** by the **Insured Entity** as **Debtor in Possession** after such examiner, trustee, receiver or liquidator has been appointed, in the event of **Financial Insolvency**, if such **Claim** is made without the solicitation, assistance or active participation of any **Insured Person**;

   (vi) brought by a court or trustee appointed by the court, in the event that such court takes exclusive jurisdiction or possession of any **Investment Fund** pursuant to Section 42(d) of the Investment Company Act of 1940, if such **Claim** is on behalf of such **Investment Fund** and brought against an **Insured Person** without the solicitation, assistance or active participation of any **Insured Person**. **Whistle-blowing** alone shall not be deemed solicitation, assistance or participation for purposes of this paragraph (A)(6)(g);

(vii) brought and maintained in a jurisdiction outside the United States of America or its territories by an **Insured Person** of an **Insured Entity** organized and operating in such jurisdiction, if such **Claim** is brought by such **Insured Person** pursuant to a pleading or procedural requirement of such jurisdiction;

(viii) brought by a new general partner or managing member at the direction of or on behalf of the limited partners or members of a **Private Fund** as defined under Definition (PP)(6) or (PP)(7) of this Policy in the event a former general partner or managing member of such **Private Fund** that was under direct or indirect **Management Control** of the **Named Entity**, was involuntarily removed as a general partner or managing member of such **Private Fund** pursuant to the **Private Fund's** partnership or managing agreement and replaced with the aforementioned new general partner or managing member that is not under the direct or indirect control of the **Named Entity**, any **Insured Person** or affiliate; if such **Claim** is brought without the solicitation, assistance or active participation of any **Insured Person**;

Personal Injury
Exclusion (A)(8)is amended by deleting sub-paragraph (a) and replacing it with the following:

(a) for disparagement or defamation (including libel or slander), if such **Claim** arises solely from the performance of **Investment Adviser Professional Services**; or

Broker/Dealer
Exclusion (A)(12) is amended with the addition of the following:

This exclusion shall also not apply to the sale or distribution of any interests in a **Private Fund** by the **Insured.**

Conduct
Exclusion (A)(13) is deleted and replaced with the following:

(13) based upon, arising from, or in any way related to:

(a) the gaining of any personal profit, remuneration or financial advantage to which the **Insured(s)** are not legally entitled; or

(b) any deliberately fraudulent or deliberately criminal act or omission or any willful violation of law by the **Insured(s)**;

if established by a final, non-appealable adjudication in the underlying proceeding.

Provided, however, that:

(i) paragraph (13)(a), above, shall not apply to the portion of **Loss** allocable to actual or alleged violations of Section 11, 12, of 15 of the Securities Act of 1933; and

(vii) for the purposes of determining the applicability paragraph (13)(b), above, solely with regard to acts or omissions which are treated as a criminal violation in a foreign jurisdiction that are not treated as a criminal violation in the United States of America, the imposition of a criminal fine or other criminal sanction in such foreign jurisdiction will not, by itself, be conclusive proof that a deliberately fraudulent or deliberately criminal act occurred;

With respect to this exclusion (A)(13), no **Wrongful Act** of any **Insured Person** shall be imputed to any other **Insured Person,** and only the **Wrongful Acts** of a **Manager** shall be imputed to the **Insured Entity**; provided, however, if any "Manager Titles" are listed below, the term "Manager", solely as respects this Exclusion (A)(13), shall be deemed deleted and replaced by such "Manager Titles"

"Manager Titles"
1.

2.

3.

4.

5.

VI. Section IV. EXCLUSIONS, Sub-section (B) (exclusions applicable to Insuring Agreement (D), Investment Advisor Management Liability), is amended as follows:

Coverage Under Other Insuring Agreements
Exclusion (B)(1) is deleted.

Employment Practices
Exclusion (B)(2) is deleted.

Professional Services
Exclusion (B)(3) is deleted and replaced with the following.

(3) based upon, arising from, or in any way related to the rendering or failure to render professional or other services to any customer or client of an **Insured Entity**.

Provided, however that this exclusion shall not apply to:

(a) any **Derivative Action** against an **Insured Entity;**

(b) **Loss** as a result of any **Claim** brought by a security holder of an **Insured Entity**, in their capacity as such, against such **Insured Entity**;

(c) Coverage provided under Insuring Agreement (D)(1); or

(d) Loss covered under Insuring Agreement (A), if selected in **ITEM 6** of the **DECLARATIONS**.

Public Offering
Exclusion (B)(4) is amended by the addition of the following:

This Exclusion (B)(4) shall not apply to:

(a) a **Wrongful Act** in any private placement of an **Investment Adviser's** securities exempted from the registration requirements of the Securities Act of 1933, including such securities exempted pursuant to Title III – CROWDFUNDING of the Jumpstart Our Business Startups Act ("JOBS Act");

(b) a civil proceeding brought or maintained by any security holders of an **Investment Adviser** for the failure of such **Investment Adviser** to undertake or complete an initial public offering or sale of securities of such **Investment Adviser**; or

(c) a **Wrongful Act** relating to an **Investment Adviser's** preparation for any public offering, including any presentations made by such **Investment Adviser** and its **Managers** via any medium in connection with such offering, if such public offering does not occur.

Intellectual Property Rights
Paragraph (B)(5) is amended by the addition of the following:

This Exclusion (B)(5) shall not apply to:

(a) a civil proceeding brought and maintained by a security holder(s) of an **Investment Adviser**, in their capacity as such; or

(b) a **Derivative Action.**

VII. The following Exclusion is added:

- Employment Practices

  The Insurer shall not pay **Loss** for any **Claim** against an **Insured Entity** based upon, arising from, or in any way related to any actual or alleged employment-related **Wrongful Act** or employment relationship or the nature terms or conditions of employment, including but not limited to any actual or alleged matter relating to past, present or future salary, compensation or benefits or any violation of any law governing wage, hour or payroll policies and practices.

  Provided, however that this exclusion shall not apply to any **Derivative Action** against an **Insured Entity** or **Loss** as a result of any **Claim** brought by a security holder of an **Insured Entity**, in their capacity as such, against such **Insured Entity**;

VIII. Section VI. RETENTION, is amended by deleting paragraph (F) and replacing it with the following:

(F) If an **Insured Entity** is permitted or required by common or statutory law to indemnify an **Insured Person** for any **Loss**, or to advance **Defense Costs** on his or her behalf and:

(1) refuses in writing; or

(2) fails, other than because of **Financial Insolvency**;

within ninety (90) days of such **Insured Person's** written request to indemnify or advance **Defense Costs** for **Loss** arising from a **Claim**, then upon the **Insured Person** reporting the **Claim** pursuant to Section VIII., NOTICE OF CLAIM, the Insurer will pay the applicable Retention amount(s) on behalf of the **Insured Person**; provided however, such **Insured Entity** will reimburse and hold harmless the Insurer for Insurer's payment or advancement of such **Loss**, including advancement of **Defense Costs**, up to the amount of the applicable Retention(s) that would have applied if such indemnification had been made

IX. Section VII. DEFENSE AND SETTLEMENT is amended as follows:

- Paragraph (D) is deleted and replaced by the following:

  (D) The **Insureds** shall not admit nor assume any liability, enter into any settlement agreement, stipulate to any judgment, or incur any **Defense Costs** regarding any **Claim** without the prior written consent of the Insurer, such consent not to be unreasonably withheld. Notwithstanding the above, if all **Insureds** are able to fully and finally dispose a **Claim** for an amount not exceeding 100% percent of any applicable Retention amount, including, without limitation, all **Defense Costs** related thereto, then the Insurer's consent shall not be required for such disposition or settlement. The Insurer shall not be liable for any admission, assumption, settlement, stipulation, or **Defense Costs** to which it has not consented.

- Paragraph (E) is deleted and replaced with the following:

  (E) Upon written request by the **Named Entity** and pursuant to the all other provisions of this Policy, the Insurer shall advance, excess of any applicable Retention, **Defense Costs** on a current basis, but no later than sixty(60) days after the Insurer has received itemized bills for those **Defense Costs**; provided that to the extent it is finally established that any such **Defense Costs** are not covered under this Policy, the **Insureds** shall repay the Insurer such non-covered **Defense Costs**. If the Insurer recovers any such amounts paid as **Defense Costs**, such amounts less all costs incurred by the Insurer to obtain such recovery shall be reinstated to the applicable Limit of Liability, including the Limit of Liability set forth in Item 5 of the Declarations

X. Section VIII. NOTICE OF CLAIM is deleted and replaced by the following:

(A) As a condition precedent to coverage under this Policy the **Insureds** shall give the Insurer written notice of any **Claim** at the applicable address set forth in Item 8 of the Declarations, as soon as practicable after a **Notice Manager** is notified of such **Claim**, but in no event later than:

    (1) one hundred and eighty (180) days after this Policy expires and is renewed with the Insurer; provided, however, if the **Named Insured** can prove to the Insurer's satisfaction that it was not reasonably possible for the **Insureds** to give such notice within the one hundred and eighty (180) day time period and that subsequent notice was given as soon as reasonably possible thereafter, the Insurer shall waive the foregoing time period; or

    (2) sixty (60) days after the termination of the **Policy Period** and the Policy is not renewed with the Insurer, or within any Extended Reporting Period.

(B) If, during the **Policy Period**, the **Insureds** become aware of a specific **Wrongful Act** that reasonably may be expected to give rise to a **Claim**, and, if written notice of the particulars of such **Wrongful Act** is given to the Insurer during the **Policy Period**, including the reason for anticipating such a **Claim**, the nature and date of the **Wrongful Act**, the identity of the **Insureds** allegedly involved, the alleged injuries or damages sustained, the names of potential claimants, and the manner in which the **Insureds** first became aware of the **Wrongful Act**, then the terms and conditions of coverage under this Policy, and the remaining available Limits of Liability of the **Policy Period**, shall apply to any **Claim** subsequently arising from such **Wrongful Act**; provided, however, that if such subsequent **Claim** is made:

    (1) during the **Policy Period**, it is noticed in accordance with Sub-Section IV.(A), Notice of **Claim** to the Insurer, above; or

    (2) subsequent to the **Policy Period**, written notice is given to the Insurer within ninety (90) days upon the knowledge thereof of a **Notice Manager**.

(C) If, during the **Policy Period**, the **Insureds** first become aware of a **Wrongful Act** by an **Insured** in connection with a qui tam complaint filed under seal pursuant to Section 3730 of The False Claims Act (31 U.S.C. § 3730) that was made public during the **Policy Period** and previously unbeknownst to any **Insured** other than the whistle-blower who filed such complaint, then any **Claim** that subsequently arises from such **Wrongful Act** shall be deemed to be a **Claim** first made during this **Policy Period**; provided, however, that such complaint was not the subject of any notice given and accepted under any other directors and officers, management, professional, employment practices, fiduciary, cyber or similar liability insurance policy.

(D) If the **Insureds** fail to provide notice of any **Claim** to the Insurer as required under this Section IV, the Insurer shall not be entitled to deny coverage for such **Claim** based solely upon late notice if the **Named Insured** can demonstrate that the Insurer's interests were not materially prejudiced by reason of such late notice.

XI. Section XV. CHANGES IN EXPOSURE is amended by deleting Paragraph (A) and replacing it with the following:

(A) *Mergers*

If, before or during the **Policy Period**, any **Insured Entity** acquires an entity or merges with another entity such that the **Insured Entity** is the surviving entity, then such newly acquired or merged entity and its subsidiaries, managers, directors, officers, and employees shall be **Insureds** to the extent such entities and persons would otherwise qualify as **Insureds** under this Policy, but only for a **Wrongful Act** occurring after such acquisition or merger. No coverage shall be available for any **Wrongful Act** of such **Insureds** occurring before such transaction or for any **Interrelated Wrongful Acts** thereto.

Solely with respect to any newly acquired or merged entity that is not an **Investment Fund**, if the fair value of the assets or assets under management of any newly acquired or merged entity exceed 50% of the total assets or assets under management of the **Named Entity** as reflected in its most recent consolidated audited financial statements prior to such merger or acquisition, the **Insureds** shall give the Insurer full details of the transaction in writing as soon as practicable but no later than ninety (90) days after the transaction or the end of the **Policy Period**, whichever is earliest, and the Insurer shall be entitled to impose such additional terms, conditions, and premium as the Insurer, in its absolute discretion, chooses. There shall be no coverage for any newly merged or acquired entity or any of its subsidiaries, managers, directors, officers, or employees unless the **Insureds** comply with the terms of this provision.

XII. Section XVII. APPLICATION is amended by deleting paragraphs (B) and (C) and replacing them with the following:

(B) In the event the statements, representation or information in the **Application**, including materials submitted or required to be submitted therewith, contain any misrepresentation or omission which materially affects either the acceptance of the risk or the hazard assumed by the Insurer under this Policy, no coverage shall be afforded to the:

   (1) **Insured Person(s)** who knew as of the Inception Date of the **Policy Period** the facts that were misrepresented or omitted, whether or not such person knew of such untruthful disclosure in the **Application**. For the purposes of this paragraph, the knowledge of any **Insured Person** shall not be imputed to any other **Insured Person(s)**; and

   (2) **Insured Entity(ies)** if the chief executive officer, chief financial officer, or functional equivalent of the **Named Entity** knew, as of the Inception Date of the **Policy Period**, the facts that were misrepresented or omitted, whether or not such person knew of such untruthful disclosure in the **Application**.

(C) Except as described above, no knowledge possessed by any **Insured** shall be imputed to any other **Insured**. Notwithstanding any other provision of this Policy, the Insurer shall not rescind this Policy.

XIII. Section XII. OTHER INSURANCE, is amended by deleting the last sentence and replacing it with the following:

This Policy shall apply as primary to any personal excess liability insurance or personal directorship liability insurance issued to or for the benefit of an **Insured Person**.

XIV. Section XIV. CANCELLATION is amended by deleting the first two sentences of sub-paragraph (C) and replacing it with the following:

If the Insurer or **Named Entity** cancels this Policy, unearned premium shall be calculated on a pro rata basis.

XV. Section XVI. SUBROGATION is amended by deleting the phrase "do everything necessary" from the first paragraph and replacing it with "do everything reasonably necessary".

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

This endorsement, effective 12:01 am, 1/01/20   **forms part**
of policy number   08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMENDED DEFINITION OF CLAIM - PLUS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD ASSET MANAGEMENT CHOICE^{sm} POLICY

Section II. DEFINITIONS, Paragraph (D) is deleted and replaced with the following:

D. **Claim** means any:

    (1) written demand for monetary damages or non-monetary relief from any **Insured** commenced by the receipt of such demand, including, without limitation, a demand to toll or waive the running of the statute of limitations;

    (2) civil proceeding against any **Insured**, including, without limitation, a civil action, arbitration, or alternative dispute resolution proceeding, commenced by the filing of a summons, complaint, demand for arbitration, request for mediation, or similar document;

    (3) administrative or regulatory proceeding against, or investigation of any **Insured** commenced by:

       (a) the filing of a notice of charges, formal investigative order or Wells Notice naming such **Insured**;

       (b) the receipt of a civil investigative demand, search warrant or arrest warrant against any **Insured**, or subpoena served to any **Insured**; or

       (c) any similar writing, including a functional or foreign equivalent of any of the foregoing;

       from a **Regulatory Authority**; provided, however, that the foregoing shall not include any request for information or interview for an examination, inspection, or industry sweep that may be conducted by such **Regulatory Authority** or any subpoena received by an **Insured** as a non-party witness;

    (4) criminal proceeding against any **Insured** commenced by the receipt of a search warrant or arrest warrant against any **Insured**, the return of an indictment, or the receipt of a letter identifying such **Insured** as the "target" of a grand jury investigation (as defined in Title 9, § 11.151 of the United States Attorneys' Manual);

    (5) issuance of a temporary restraining order, preliminary injunction, a statutory restraining order or cease and desist order pursuant to Rule 65 of the Federal Rules of Civil Procedure or Section 42(d) of the Investment Company Act of 1940, Section 13a-1 of the Commodities Exchange Act or Section 78u-3 of the Securities Exchange Act of 1934 against any **Insured** for violation of the Investment Adviser Act of 1940, the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934 or the Commodities Exchange Act, or any similar document, including a functional or foreign equivalent of any of the foregoing;

    (6) **Derivative Action**; or

    (7) extradition request naming any **Insured**.

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

ENDORSEMENT NO:5

This endorsement, effective 12:01 am, 1/01/20 **forms part of policy number** 08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND DEFINITION OF INVESTMENT ADVISER PROFESSIONAL SERVICES TO INCLUDE FIDUCIARY LIABILITY

This endorsement modifies insurance provided under the following:

THE HARTFORD ASSET MANAGEMENT CHOICE[sm] POLICY

Section II. DEFINITIONS, (BB) **Investment Adviser Professional Services** is amended by the addition of the following:

> **Investment Adviser Professional Services** also means any of the activities or services identified in (BB)(1) through (BB)(5), while performed by an **Investment Adviser** in the capacity as a fiduciary pursuant to the Employee Retirement Income Security Act of 1974.

All other terms and conditions remain unchanged.

Douglas Elliot, President

This endorsement, effective 12:01 am, 1/01/20   **forms part**
of policy number   08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NETWORK SECURITY LIABILITY COVERAGE EXTENSION ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD ASSET MANAGEMENT CHOICE^{sm} POLICY

I.   Section II. DEFINITIONS, is amended as follows:

Data Privacy Laws
Definition (J) is deleted and replaced with the following:

(J) **Data Privacy Laws** means any local, state, federal or foreign laws, statutes and regulations governing the collection, control, confidentiality or use of **Nonpublic Personal Information**. **Data Privacy Laws** include but are not limited to:

   (1) Regulation S-ID (Identity Theft Red Flags Rules)

   (2) Health Insurance Portability and Accountability Act of 1996;

   (3) Gramm-Leach-Bliley of 1999, also known as the Financial Services Modernization Act of 1999;

   (4) federal and state consumer credit reporting laws, including but not limited to the Federal Fair Credit Reporting Act and the California Consumer Credit Reporting Agencies Act;

   (5) the Fair and Accurate Credit Transaction Act of 2003;

   (6) State privacy protection and breach notification laws;

   (7) The New York Department of Financial Services 23 NYCRR 500; and

   (8) The European Union General Data Protection Regulation ("GDPR").

Identity Theft
Definition (U) is deleted and replaced with the following:

(U) **Identity Theft** means the misappropriation of **Non-Public Personal Information** which has resulted in, or could reasonably be expected to result in, the wrongful or fraudulent use of such **Non-Public Personal Information**, including but not limited to, fraudulently emulating the identity of an individual.

Network Security Wrongful Act
Definition (II) is deleted and replaced with the following:

(II) **Network Security Wrongful Act** means an actual or alleged act, error or omission by an **Insured** in connection with the performance of or failure to perform **Investment Adviser Professional Services**, which leads to any of the following as a result of **Unauthorized Access or Use** or directly to any of the following:

(1) **Denial of Service**;

(2) inadvertent transmission of a **Malicious Code**;

(3) **Identity Theft**; or

(4) violation of **Data Privacy Laws**.

Non-Public Personal Information
Definition (JJ) is deleted and replaced with the following:

(JJ) **Non-Public Personal Information** means:

(1) a natural person's name; address; unpublished telephone number; social security number; drivers' license or state identification number; credit, debit or other financial account number; medical information; education records; username; passwords or PINs; website cookies; geo-location data; or any other information that would allow access to the natural person's financial or medical account; or

(2) any other information of a natural person that is designated as private or confidential by any local, state, federal or foreign laws, statutes or regulations.

Notwithstanding the foregoing, **Non-Public Personal Information** does not include information that is lawfully available to the general public.

All other terms and conditions remain unchanged.

Douglas Elliot, President

This endorsement, effective 12:01 am, 1/01/20 **forms part**
of policy number 08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

This endorsement modifies insurance provided under all lines of insurance in this policy subject to the Terrorism Risk Insurance Act.

A. Disclosure Of Federal Participation In Payment Of Terrorism Losses

The United States Department of the Treasury will reimburse insurers for 85% of that portion of insured losses attributable to "certified acts of terrorism" that exceed the applicable insurer deductible. Effective January 1, 2016, this percentage will be reduced to 84%, effective January 1, 2017 to 83%, effective January 1, 2018 to 82% effective January 1, 2019 to 81%, and effective January 1, 2020 to 80%. However, if aggregate insured losses under the Terrorism Risk Insurance Act, as amended (TRIA), exceed $100 billion in a Calendar Year, the Treasury shall not make any payment for any portion of such losses that exceeds $100 billion. The United States government has not charged any premium for their participation in covering terrorism losses.

B. Cap On Certified Terrorism Losses

A "certified act of terrorism" means an act that is certified by the Secretary of the Treasury in accordance with the provisions of TRIA to be an act of terrorism under TRIA. The criteria contained in TRIA, for a "certified act of terrorism" include the following:

1. The act results in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and

2. The act results in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of an United States mission; and

3. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

If aggregate insured losses attributable to "certified acts of terrorism" under TRIA, exceeds $100 billion in a Program Year (January 1 through December 31) and we have met, or will meet, our insurer deductible under TRIA, we shall not be liable for the payment of any portion of such losses that exceeds $100 billion. In such case, your coverage for terrorism losses may be reduced on a pro rata basis in accordance with procedures established by the Treasury,, based on its estimates of aggregate industry losses and our estimate that we will exceed our insurer deductible. In accordance with the Treasury's procedures, amounts paid for losses may be subject to further adjustments based on differences between actual losses and estimates.

C. Application Of Other Exclusions

The terms and limitations of any terrorism exclusion, or the inapplicability or omissions of a terrorism exclusion, or inclusion of coverage for terrorism, do not serve to create coverage for any loss which would otherwise be excluded under this Coverage Part or Policy, such as losses excluded by any Nuclear Liability Exclusion, Pollution Exclusion, or War Exclusion.

G-3435-0

All other terms and conditions remain unchanged.

This endorsement, effective 12:01 am, 1/01/20 **forms part**
of policy number 08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. **Notice of Claim or Wrongful Act**

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:

The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:

The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

II. **All Other Notices**

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Product Services
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Product Services
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

This endorsement, effective 12:01 am, 1/01/20   **forms part**
of policy number   08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

OHIO AMENDATORY ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD ASSET MANAGEMENT CHOICE^{sm} **POLICY**

I.   Section II. DEFINITIONS, (DD) **Loss** is amended to include the following:

    With respect to the insurability of punitive or exemplary damages in the state of Ohio, **Loss** does not include coverage for punitive or exemplary damages.

II. the Policy is amended to include the following:

    Ohio law will control when Ohio is the applicable jurisdiction.

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

This endorsement, effective 12:01 am, 1/01/20   **forms part**
of policy number   08 DC 0299621-20

issued to: MP 63 FUND, INC.

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

OHIO CANCELLATION AND NONRENEWAL ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "Insured" means the Name of Insured, Name of Company, Name of Partnership, Parent Company, Name of Insured Plan or Trust, Name of Insured Entity, Named Entity, Named Real Estate Investment Trust(s), Name of Sponsor Company or Insured stated in ITEM A or ITEM 1 of the Declarations Page.

I.   The Cancellation provision of the Policy is deleted and replaced by the following:

NOTICE OF CANCELLATION

A.   This Policy may be cancelled by the **Insured** by surrender thereof to the **Insurer** or any of its authorized agents or by mailing to the **Insurer** written notice stating when thereafter the cancellation shall be effective.

B.   The **Insurer** may only cancel this policy for nonpayment of premium.

C.   The Notice of Cancellation will be in writing, be mailed to the **Insured** at its last known address, and contain all of the following:

   a.   the policy number;

   b.   the date of notice;

   c.   the effective date of cancellation;

   d.   an explanation of the reason for cancellation.

   Such Notice of Cancellation will also be mailed to the **Insured's** agent.

D.   The effective date of cancellation shall not be less than ten (10) days from the date of mailing the notice.

E.   If this Policy shall be cancelled by the **Insured**, the **Insurer** shall retain the customary short rate proportion of the premium hereon,. If the **Insurer** cancels this Policy, the **Insurer** shall retain the pro rata proportion of the premium hereon.

II. The following provision is added:

NOTICE OF NONRENEWAL

A.   The **Insurer** may refuse to renew the Policy by mailing to the **Insured**, at its last known address, at least thirty (30) days prior to the date of the expiration date of the Policy, a written notice of the **Insurer's** intention not to renew the Policy. Such Notice of Nonrenewal will also be mailed to the **Insured**'s agent.

B.   The notice of non-renewal will contain the following:

1. policy number;

2. date of the notice;

3. expiration date of the Policy.

C. If the Notice of Nonrenewal is mailed less than thirty (30) days before the expiration date of the Policy, the **Insured's** coverage then in effect remains in effect until thirty (30) days after the date of mailing the notice, unless the **Insured** notifies the **Insurer** in writing that he accepts the non-renewal as stated. The **Insurer** shall notify the **Insured** of the amount of the premium for the time after the expiration date that the coverage may remain in effect, and the **Insured** shall pay such premium unless it accepts the stated non-renewal. The premium will be calculated using the rates originally applicable to the **Insured's** coverage then in effect.

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

Named Insured:	MP 63 FUND, INC.
Policy Number:	08 DC 0299621-20
Effective Date:	1/01/20
Insurer:	TWIN CITY FIRE INSURANCE CO.

TERRORISM RISK INSURANCE ACT

CONFIRMATION OF ACCEPTANCE OF CERTIFIED ACTS OF TERRORISM

We previously notified you that in accordance with the federal Terrorism Risk Insurance Act, as amended (TRIA), we must make "certified acts of terrorism" coverage available in the policies we offer.

A "certified act of terrorism" means an act that is certified by the Secretary of the Treasury in accordance with the provisions of TRIA to be an act of terrorism under TRIA. The criteria contained in TRIA for "certified act of terrorism" include the following:

1. The act results in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and
2. The act results in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of an United States mission; and
3. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals acting as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The United States Department of the Treasury will reimburse insurers for 85% of that portion of insured losses attributable to certified acts of terrorism that exceeds the applicable insurer deductible. However, if aggregate insured losses under TRIA exceed $100 billion in a Calendar Year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion. Effective January 1, 2016, this percentage will be reduced to 84%, effective January 1, 2017 to 83%, effective January 1, 2018 to 82%, effective January 1, 2019 to 81%, and effective January 1, 2020 to 80%.

The United States government has not charged any premium for their participation in covering terrorism losses.

If aggregate insured losses attributable to terrorist acts certified under TRIA exceed $100 billion in a Calendar Year and we have met, or will meet, our insurer deductible under TRIA, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion. In such case, your coverage for terrorism losses may be reduced on a pro rata basis in accordance with procedures established by the Treasury, based on its estimates of aggregate industry losses and our estimate that we will exceed our insurer deductible. In accordance with the Treasury's procedures, amounts paid for losses may be subject to further adjustments based on differences between actual losses and estimates.

At that time we advised you that you will not be required to pay a premium for "certified acts of terrorism" coverage at this time. As a result of our notification, you have accepted "certified acts of terrorism" coverage. If, upon renewal of your policy, a premium is going to be charged for "certified acts of terrorism" coverage, we will provide you with notification of what that premium will be.



IMPORTANT NOTICE TO POLICYHOLDERS
(CYBER LIABILITY COVERAGE)

Access to *The Hartford Cyber Center*

Thank you for choosing The Hartford to meet your cyber insurance needs. We recognize that that you are likely faced with complex challenges in a fast-evolving cyber landscape and – like many of your competitors – you're looking to protect assets and manage comprehensive information security and privacy programs.

In addition to your cyber insurance policy, The Hartford provides you with access to a proprietary web portal that can help manage cyber-related exposures. Through *The Hartford Cyber Center*, policyholders can have access to:

- A panel of third party incident response service providers
- Third party cybersecurity service providers and a list of approved services
- Risk management tools, including self-assessments, best practice guides, templates, and sample incident response plans
- White papers, blogs and webinars from leading privacy and security practitioners
- Up-to-date cyber-related news and events, including examples of privacy and security related events

To access *The Hartford Cyber Center*:

1. Visit www.thehartford.com/cybercenter

2. Enter policyholder information

3. Access code: 952689

4. Login to The Hartford Cyber Center

Please be advised of the following:

- *The Hartford Cyber Center* is a proprietary web portal exclusively provided to our valued policyholders. Please do not share the access code with anyone outside of your organization.
- Registration is required to access the *The Hartford Cyber Center*. While the policyholder can register as many users as necessary, risk managers, general counsel, security or privacy leaders are appropriate candidates for registration.
- *The Hartford Cyber Center* enables you to access third party service provider references and materials for educational purposes only. The Hartford does not specifically endorse any such service provider within *The Hartford Cyber Center* and hereby disclaims all liability with respect to use of, or reliance on, such service providers. All service providers are independent contractors and not agents or affiliates of The Hartford. The Hartford does not warrant the performance of the service providers. We strongly encourage all policyholders to conduct their own assessments of the service providers' services and the fitness or adequacy of such services for the particular policyholder's needs.
- Contacting a service provider about any issue does not constitute providing The Hartford with notice under your policy. Proper notice is just one important requirement of coverage.

- Please read your policy. All questions concerning the coverage terms, conditions and exclusions of your policy, including any policyholder obligations related thereto, should be addressed to your agent or broker.
- This Notice does not amend or otherwise affect the provisions of any insurance policy.



U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.